02 DEC 10 AM 8:54

Ref: PGC/klf

GUS

27 November 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA


02060907

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 15 August 2002 to today's date. For completeness a list of these documents is attached to this letter.

As far as I am aware, the recent changes requiring that filing and submissions to the SEC be made through the EDGAR system do not apply to GUS and it is in order for paper filings to continue to be made. No doubt you will advise me if this is not in fact the case.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

DOCUMENTS PASSED TO SEC – 27 NOVEMBER 2002

COMPANIES HOUSE FILINGS			
•	2 September 2002	-	Lodging of Annual Review & Summary Financial Statement 2002 and Annual Report & Financial Statements 2002 and Shareholder Circular
•	6 September 2002	-	Forms 88(2) re allotment of shares
•	11 September 2002	-	Form 88(2) re allotment of shares
•	20 September 2002	-	Form 88(2) re allotment of shares
•	4 October 2002	-	Forms 88(2) re allotment of shares
•	15 October 2002	-	Forms 88(2) re allotment of shares
•	25 October 2002	-	Annual Return 2002
•	28 October 2002	-	Forms 88(2) re allotment of shares
•	1 November 2002	-	Form 88(2) re allotment of shares
•	7 November 2002	-	Forms 88(2) re allotment of shares
•	25 November 2002	-	Form 88(2) re allotment of shares

DOCUMENTS PASSED TO SEC – 27 NOVEMBER 2002

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – AS LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE			
•	15 August 2002	-	Notification of publication of accounts of Automobile Receivables Transaction (No. 1) PLC
•	16 September 2002	-	Director shareholding – Oliver Stocken
•	25 September 2002	-	Purchase of own securities
•	14 October 2002	-	First half trading update – Burberry Group plc
•	15 October 2002	-	First half trading update – GUS plc
•	24 October 2002	-	Listing Particulars – Specialist Securities
•	19 November 2002	-	Interim Results – Burberry Group plc
•	21 November 2002	-	Interim Results – GUS plc
•	21 November 2002	-	GUS plc acquisition of Homebase
•	21 November 2002	-	J Sainsbury plc sells shareholding in Homebase
•	21 November 2002	-	Realisation of Homebase – Schroder Ventures International Investment Trust plc
•	22 November 2002	-	Acquisition of Homebase – Office of Fair Trading
•	25 November 2002	-	Director shareholding – Oliver Stocken

PAUL COOPER
27 NOVEMBER 2002

COMPANY NO
82 5017

02 DEC 10 AM 8:43

GUS

Ref: PGC/klf

2 September 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

GUS plc – 146575

I enclose:-

- Our Annual Report for 2002 which comprises
  - (i) Annual Review & Summary Financial Statement 2002 (duly signed on pages 20 and 23) and
  - (ii) Annual Report & Financial Statements 2002 (duly signed on pages 19, 31, 34, 37 and 38);
- A copy of the Shareholder Circular which contains the Notice of the Meeting.

The completed Annual Return for 2002 and filing fee will be forwarded in early October.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Encs.

Company no. 82 5017

02 DEC 10 AM 8:43



Ref: PGC/klf

6 September 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	27	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,366		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Leslie Dicker Address 138 Whirlowdale Road Sheffield UK Postcode S7 2NL	Class of shares allotted ORDINARY	Number allotted 799
Name Mr David Hess Address 107 The Avenue Sale, Cheshire UK Postcode M33 4XZ	Class of shares allotted ORDINARY	Number allotted 996
Name Mr David Hill Address 86 The Downs Silverdale, Wilford, Nottingham UK Postcode NG11 7EB	Class of shares allotted ORDINARY	Number allotted 159
Name Mr Ian Hughes Address 28 Matlock Road Reddish, Stockport UK Postcode SK5 6SR	Class of shares allotted ORDINARY	Number allotted 93
Name Mr Colin Shelton Address 20 Acorn Close West Bromwich, West Midlands UK Postcode B70 8QB	Class of shares allotted ORDINARY	Number allotted 319

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 6 - 9 - 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E6349 Tel 0161 273 8282

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS



Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	08	2002	12	08	2002

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,130	2402	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	375.7p	384p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Nigel Robert Smith Address Ball Barn Farm 46 Syke Road Rochdale UK Postcode OL12 9TD	Class of shares allotted ORDINARY	Number allotted 4,130
Name See attached list Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 2462
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris Date 6 – 9 – 02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E6399 Tel 0161 273 8282

DX number DX exchange

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 09 AUG 2002 - 09 AUG 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02304932	BOGUSH JULIE K /MISS. FLAT 3 51 BELSIZE AVENUE LONDON NW3 4BN	BURB BURBERRY JA363793B REDUNDANCY 30-APR-02	09-AUG-02	2522	865	3321.60
01971892	GLASGOW PAULINE /MRS. 35 NEW HEYS WAY BRADSHAW BOLTON LANCS BL2 4AF	GUS C REALITY ZW181269C RETIREMENT 31-MAR-02	09-AUG-02	2522	799	3068.16
02253919	HARRIS KEN /MR. 10 RISEDALE AVENUE BIRSTALL BATLEY WF17 0NA	REALITY 642194 YP804196A REDUNDANCY 03-MAY-02	09-AUG-02	252	86	330.24
02030235	HILSON COLETTE D /MISS. 6 ADMIRAL PLACE ST PETERS WORCESTER WR5 3TL	ARGOS RETAIL GROUP ARG WP195721A REDUNDANCY 31-MAR-02	09-AUG-02	151	47	180.48
02251885	SURTEES BRIAN G /MR. 8 HIGHFIELD ROAD STOCKTON-ON-TEES CLEVELAND TS18 5HG	WAE REALITY ZT382249D REDUNDANCY 11-MAR-02	09-AUG-02	504	159	610.56
02256574	WILLIAMS MICHAEL J MD /MR. 10 OSBERT ROAD WITHAM ESSEX CM8 1PE	REALITY 646194 NE563067B REDUNDANCY 31-MAY-02	09-AUG-02	151	55	211.20
	NO OF PARTICIPANTS : 6	GRAND TOTALS :		6102	2011	7722.24

Continuation Sheet 1
88(2) Dated
6-9-02

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 09 AUG 2002 → 09 AUG 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02096706	HARRINGTON JEAN /MRS. 34 FALKENHAM ROW BASILDON ESSEX SS14 2JH	ARGOS RETAIL GROUP 101 YW908569D REDUNDANCY 15-JUN-02	09-AUG-02	351	79	303.36
02253595	SCOTT PETER T /MR. 11 ST ANDREWS DRIVE BOROUGH HILL DAVENTRY NORTHANTS NN11 4NX	REALITY 643194 ZY940039A REDUNDANCY 17-MAY-02	09-AUG-02	1757	372	1428.48
	NO OF PARTICIPANTS : 2	GRAND TOTALS :		2108	451	1731.84

GRAND TOTAL (SHEETS 1 AND 2) 2452

CONTINUATION SHEET 2

88(2) DATED 6-9-02

Company No
825017

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

11 September 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 IXA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS



Return of Allotment of Share

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	9	9	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,619		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name see attached list Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,619
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed David Morris Date 11 - 9 - 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E6458/JN Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 06SEP02 TO 06SEP02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CHAMBERS JULIAN E /MR. 6 CLAYDON ROAD WALL HEATH KINGSWINFORD WEST MIDLANDS	106
COLLICK MICHELLE AVERIL /MRS. 50 KENTS ROAD STANTONBURY MILTON KEYNES MK14 6AZ	170
DAVIES EUGENE CURTIS /MR. 111 ALDRICHE WAY CHINGFORD LONDON E4 9LU	347
DOEL PETER J /MR. SANARK WIGMORE LANE EYTHORNE DOVER	320
FEENEY JUSTIN L /MR. 35 ULTING WAY WICKFORD ESSEX SS11 8ND	119
GEE JOHN COLIN /MR. 38 SCAMMERTON WILNECOTE TAMWORTH STAFFORDSHIRE B77 4LA	93
GREY IAN D /MR. 64 MOSS ROAD BILLINGE WIGAN LANCS WN5 7BT	106
HASLAM MARTIN R /MR. 22 MELBOURNE GROVE HORWICH BOLTON LANCS	212
LYNN SHARON /MRS. 7 EASTDEAN ROAD SEACROFT LEEDS	212
NORMAN MICHELE /MISS. 13 TALBOT AVE	127

Schedule attached to 88(2) dated 11/9/02
(1) of (3)

LEEDS
LS4 2PG

PETERS NICOLA M /MRS. 63
16 THETFORD AVENUE
BERKELEY HEYWOOD
WORCESTER
WR4 0RB

PROCTOR CHRISTOPHER J /MR. 319
1 HIGH STREET
GOSMORE
HITCHIN HERTS
SG4 7QG

THOMAS DAVID ALAN /MR. 425
12 GREENMEADOW BANK
BISHOPS CLEAVE
CHELTENHAM
GL52 4ST

2 of 3

SHARES ALLOTTED

HOLDERS NAME & ADDRESS DETAILS		SHARES ALLOTTED
NUMBER OF ACCOUNTS :	13	2619

****END OF REPORT *****

02 DEC 10 AM 8:43

EXAMINER NY 82 5017

GUS

Ref: PGC/klf

20 September 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

)ate or period during which
;i ;s were allotted
If shares were allotted on one date
›nter that date in the "from" box.)

From			To		
Day	*Month*	*Year*	*Day*	*Month*	*Year*
12	09	2002			

:lass of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,964		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	375.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If ıne allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited (desig. ESOS)	Class of shares allotted	Number allotted
Address: 12 Tokenhouse Yard	ORDINARY	3,964
London		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris **Date** 20 — 9 — 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/RR/6511 Tel 0161 273 8282

DX number DX exchange

Exemption No. 82 5017



GUS

Ref: PGC/klf

4 October 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	27,948		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.757p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (desig. ESOS)	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	ORDINARY	27,948
London		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Tyler **Date** 3 October 2002

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/RR/6611 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	24	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,590		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Name see attached list Address UK Postcode	Class of shares allotted	Number allotted
	ORDINARY	5,590

Name Address UK Postcode	Class of shares allotted	Number allotted

Name Address UK Postcode	Class of shares allotted	Number allotted

Name Address UK Postcode	Class of shares allotted	Number allotted

Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Tyler **Date** 3 October 2002

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/JN/6570 Tel 0161 273 8282

DX number DX exchange

Continuation sheet 1 to Form 88(2) dated 3/10/02

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 15SEP02 TO 15SEP02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ABBOTT MAUREEN ANN /MRS. 8 ROSSFOLD ROAD SUNDON PARK LUTON LU3 3HH	718
BARTROPP LOUISE CLARE /MISS. 44 SCHOOL GREEN LANE NORTH WEALD ESSEX CM16 6EJ	135
BENNETT JILLIAN /MISS. 357 MOUNT ROAD LEVENSHULME MANCHESTER M19 3HW	99
CHARNOCK NATHAN /MR. 17 RYTON CLOSE POOLSTOCK LANE WIGAN LANCS WN3 5HH	225
CROSBY JOHN A /MR. 26 STANEDGE GROVE HAWKLEY HALL WIGAN LANCASHIRE WN3 5PL	320
CULLEY DAVID T /MR. 1 FEN ROAD POINTON SLEAFORD LINCS NG34 0LZ	317
EYRE BRIAN L /MR. 2 JUBILEE AVE ORRELL WIGAN LANCS	225
GUNNING IAN /MR. 45 WHITBY ROAD FALLOWFIELD MANCHESTER	39
HARDMAN MANDY J /MISS. 26 BUCK STREET WORCESTER WR2 5LW	212
HARPER ROBERT ALAN /MR. 20 HEREFORD WAY	160

GENTERYS GREEN
KINDERTON HALL MIDDLEWICH
CHESHIRE

HELLIER MICHAEL /MR. 119
40 BAYNHAM DRIVE
SPETCHLEY
WORCESTER
WR5 2NQ

JOHNSON FRANK /MR. 425
125 WROSE ROAD
BRADFORD
YORKSHIRE

JONES VINCENT P /MR. 239
20 UNIVERSITY PLACE
CARDIFF
CF24 2JU

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
LEWIS GEOFF A /MR. 16 MISSENDEN GARDENS MORDEN SURREY SM4 6HW	64
PORTMAN JEANETTE /MRS. 7 KIPLING CLOSE WORCESTER WORCESTERSHIRE WR3 8DR	173
PRICE LEE /MR. 26 HIGHFIELD CLOSE NEWTON HYDE SK14 4NE	106
ROBINSON CHRISTOPHER G /MR. 3 TREGWILYM CLOSE ROGERSTONE NEWPORT GWENT NP10 9DX	159
SMITH NIGEL ROBERT /MR. BALL BARN FARM 46 SYKE ROAD ROCHDALE LANCASHIRE	451
TAYLOR SUE J /MRS. 11 BARRY ST ARBORETUM WORCESTER WR1 1NR	86
VALENTINE LYNNE /MRS. 149 DENTON LANE CHADDERTON OLDHAM OL9 9DH	225
VINGOE PETER E /MR. 17 WINGRAVE CRESCENT BRENTWOOD ESSEX CM14 5PA	399
WALTERS BRENDA /MRS. 48 BLOOMFIELD ROAD ST JOHNS WORCESTER WR2 4JN	347
WHITTER ANN /MRS. 2 SPINDLEWOOD RD LOWER INCE WIGAN WN3 4RN	347

Continuation sheet 2 to Form 88(2) Part 3 Ordinary 2001

-------　　　　　　　　　　　　　　　　-----------

UMBER OF ACCOUNTS :　　23　　　　　　　　5590

END OF REPORT **

02 DEC 10 AM 8:43



GUS

Ref: PGC/klf

15 October 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Dat ır period during which shaı ɞs were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	42,587		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.757p		

Lis⁺ ⁺he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited (Desig. ESOS) Part ID 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	ORDINARY	42,587
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 15 — 10 — 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E6668 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Da‘ ›r period during which sha‹ ‹s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,618		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384.0p		

Lis‘ ‘he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,618
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris. **Date** 15-10-2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E6681 Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

OMPANY : GUS PLC
ECURITY : ORDINARY 25P SHARES

LLOTMENT PERIOD : FROM 04OCT02 TO 04OCT02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
TKINS ANTHONY E /MR. 88 GREAT KNIGHTLEYS BASILDON ESSEX S15 5AP	111
LOWER LEE E /MR. 110 BREIGHTMET DRIVE BOLTON LANCS BL2 6LB	452
RENTVILLE ROBERT /MR. 1 SOMERTON DRIVE MARSTON GREEN BIRMINGHAM	74
UNSMORE ODETTE /MISS. 3 EWING PLACE FALKIRK FK2 7LP	213
VANS ELIZABETH JANE /MS. 22 THE CHANCERY BRAMCOTE NOTTINGHAM NG9 3AJ	869
VANS SUE M /MRS. 37 LEANDER ST CASTLETON ROCHDALE OL11 2XA	213
ORAN ELLY /MRS. 7 TRENTHAM CLOSE FARNWORTH WIDNES CHESHIRE	113
ARDERN DARREN /MR. 1 HAVERS RD GORTON MANCHESTER M18 8UN	211
ARDERN JAMES /MR. 1 HAVERS ROAD GORTON MANCHESTER M18 8UN	423
LM STEVEN /MR. 7 RUNSHAW LANE UXTON CHORLEY ANCS R7 6AU	213

KS SIMON /MR.
BROOKLEIGH ROAD
THINGTON
NCHESTER
9 4NZ

639

IE WILLIAM /MR.
CHRISTCHURCH RD
FTON
ISTOL
S 4EF

869

KINS SHARON A /MRS.
TILSTON AVE
TCHFORD
RRINGTON
1UL

225

SHARES ALLOTTED

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
LEE PAUL /MR. 9 HOWDEN DRIVE WORSLEY MESNES WIGAN WN3 5JP	226
MELVIN MARY /MRS. 100 IRELAND STREET WIDNES CHESHIRE WA8 3LF	135
NEVINS YVONNE A /MRS. 73 LYNWOOD AVE DARWEN LANCS BB3 0JA	149
PERKINS KAREN /MISS. 11 TAMAR CLOSE MEDWAY PARK ESTATE WORCESTER WR5 1NE	144
TOWNSEND STEVE D /MR. 21 HALL LANE PARTINGTON MANCHESTER M31 4PY	113
WEST PHILIP P /MR. 7 CONIFER GROVE BRIDGEMARY GOSPORT HAMPSHIRE PO13 0TP	226
NUMBER OF ACCOUNTS : 19	5618

END OF REPORT **

EXEMPTION NO.
82 5017

02 DEC 10 AM 8:43

GUS

Ref: PGC/klf

25 October 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

GUS plc
2002 Annual Return

Further to my letters of 2 September and 17 September (copies attached for ease of reference) I now enclose the following in respect of the above company:-

- the Annual Return for 2002;
- a CD containing a full list of members as at 30 September 2002;
- a list of subsidiary companies;
- a cheque for £15.00 made payable to Companies House

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

Ref: PGC/klf

2 September 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

GUS plc – 146575

I enclose:-

- Our Annual Report for 2002 which comprises

  (i) Annual Review & Summary Financial Statement 2002 (duly signed on pages 20 and 23) and

  (ii) Annual Report & Financial Statements 2002 (duly signed on pages 19, 31, 34, 37 and 38);

- A copy of the Shareholder Circular which contains the Notice of the Meeting.

The completed Annual Return for 2002 and filing fee will be forwarded in early October.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Encs.

Ref: PGC/klf

17 September 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

GUS plc – 146575

I refer to my letter of 2 September and the Rejection Notice dated 12 September issued under reference DEB3/00146575/CE03. Copies of both these documents are enclosed for ease of reference.

I now note from a conversation with your office yesterday that the GUS Annual Report & Financial Statements 2002 (enclosed with my earlier letter) have been loaded onto your system and that this satisfies the requirement to file accounts for the year. I am therefore taking no further action with regard to the Annual Report & Summary Financial Statement 2002 and the Shareholder Circular, both of which were returned with your letter of 12 September.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.


Companies House
— for the record —

Company Name
GUS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
146575
Information extracted from Companies House records on
7th September 2002

Section 1: Company details

Ref: 146575/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Universal House Devonshire Street Manchester M60 1XA**	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA**	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA**	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column.*	**SIC Code** **Description** **7415** **Management activities holding comps**	**SIC CODE** **Description**

		Name
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.	David MORRIS	
	Address **4 Greenmount Drive** **Greenmount** **Bury** **Lancashire** **BL8 4HA**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of change ␣␣ / ␣␣ / ␣␣␣␣
Particulars of a new Company Secretary must be notified on form 288.		Date David MORRIS ceased to be secretary (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Maurice Victor BLANK SIR**	Name ____
	Address **3 Green Close** **Wildwood Road** **London** **NW11 6UX**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____
	Date of birth 09/11/1942	UK Postcode ␣␣␣␣ ␣␣␣
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____
	Occupation Company Director	Occupation ____ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Maurice Victor BLANK SIR ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

Company Number - 146575

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Terence DUDDY **Address** **Langsmead** **Mill Lane** **Gerrards Cross** **Buckinghamshire** **SL9 8AX** **Date of birth** 07/04/1956 **Nationality** British **Occupation** Chief Executive	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Terence DUDDY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Lord HARRIS OF PECKHAM **Address** **118 Eaton Square** **London** **SW1W 9AA** **Date of birth** 15/09/1942 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Lord HARRIS OF PECKHAM ceased to be director (if applicable) __ / __ / ____

person are wrong, strike them through and fill in the correct details in the "Amended details" column.	**Address** **176A Ashley Gardens** **Emery Hill Street** **London** **SW1P 1PD**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
Particulars of a new Director must be notified on form 288.	**Date of birth** **02/02/1954** **Nationality** **British** **Occupation** **Management Consultant**	UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date LADY PATTEN OF WINCANTON ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **The Honorable Frank Neil NEWMAN** **Address** **712 Fifth Avenue** **New York** **10019** ~~**Usa**~~	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ USA
Particulars of a new Director must be notified on form 288.	**Date of birth** **20/04/1942** **Nationality** **American** **Occupation** **Investments**	UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date The Honorable Frank Neil NEWMAN ceased to be director (if applicable) __/__/____

Company Number - 146575

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **John Wilfred PEACE** **Address** **Caunton Manor** **Manor Road Caunton** **Newark** **Nottinghamshire** **NG23 6AD** **Date of birth** 02/03/1949 **Nationality** British **Occupation** Chief Executive	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞ Date of birth ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Nationality ____ Occupation ____ Date of change ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Date John Wilfred PEACE ceased to be director (if applicable) ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Sir Alan Walter RUDGE CBE FRS FENG FIEE** **Address** **Tanners Barn** **Coach Road Brockham** **Betchworth** **Surrey** **RH3 7JW** **Date of birth** 17/10/1937 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞ Date of birth ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Nationality ____ Occupation ____ Date of change ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Date Sir Alan Walter RUDGE CBE FRS FENG FIEE ceased to be director (if applicable) ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞

person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Address
7 Badgemore Avenue
Nova Constantia
Cape Town
7806
South Africa

Date of birth 04/09/1944

Nationality South African

Occupation Company Director

Particulars of a new Director must be notified on form 288.

Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode

Date of birth / /

Nationality

Occupation

Date of change / /

Date Alan James SMART ceased to be director (if applicable)

/ /

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Oliver Henry James STOCKEN

Address
25C Marryat Road
London
SW19 5BB

Date of birth 22/12/1941

Nationality British

Occupation Company Director

Particulars of a new Director must be notified on form 288.

Name

Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode

Date of birth / /

Nationality

Occupation

Date of change / /

Date Oliver Henry James STOCKEN ceased to be director (if applicable)

/ /

Company Number - 146575

Section 2: Details of Officers of the Company (continued)

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*
>
> *Particulars of a new Director must be notified on form 288.*

Current details	Amended details
Name David Alan TYLER	Name ______________________
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 6 Ernie Road Wimbledon London SW20 0HJ	Address ______________________
	UK Postcode ____ ___
Date of birth 23/01/1953	Date of birth __ / __ / ____
Nationality British	Nationality ______________________
Occupation Management Accountant	Occupation ______________________
	Date of change __ / __ / ____
	Date David Alan TYLER ceased to be director (if applicable) __ / __ / ____

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	1,006,786,690	£251,696,672.50

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1,006,786,690

Aggregate Nominal Value of issued shares: £251,696,672.50

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 30/09/2001

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

... at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 146575



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 15 / 09 / 2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***30/9/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☑ If you wish to change your next return to a date earlier than **30th September 2003** please give the new date here:

31 / 08 / 2003

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☐ *Postal Order* ☑ *Cheque / P~~ostal~~ Order Number* 705508

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: PAUL COOPER

Telephone number *inc code*: 0161 277 4064

Address: GUS plc; UNIVERSAL HOUSE; DEVONSHIRE STREET; MANCHESTER

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: M60 1XA

GUS plc
(Registered number: 146575)

FULL LIST OF SUBSIDIARY COMPANIES
(WITH REGISTERED NUMBERS OR EQUIVALENT)
AT 31 MARCH 2002
FOR 2002 ANNUAL RETURN

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Accolade Ltd (22528967)	Ordinary shares	100	
Andy Hampers Ltd (2259503)	Ordinary shares	100	
ARG Card Services Ltd (4007072)	Ordinary shares		100
ARG Equation Ltd (was Reality Service Solutions Ltd) (964315)	Ordinary shares	100	
Automobile Loan Finance (No. 1) Limited (3707188)	Ordinary shares		Quasi
Automobile Receivables Transaction (No. 1) plc (3734973)	Ordinary shares		Quasi
Bargain Crazy Ltd (was Reality Business Solutions Ltd) (232346)	Ordinary shares	100	
British Mail Order Corporation Ltd (530658)	Ordinary shares	100	
Burberry Group Ltd (3458224)	Ordinary shares		100
Burberry 2001 Ltd (4332226)			
Burberry Holdings Ltd (4251948)			
Burberry International Holdings Ltd (was Burberry Asia Pacific Holdings Ltd (4251867)	Ordinary shares		100
Burberry Italy Retail Ltd (4362786)	Ordinary shares		100
Burberry Ltd (162636)	Ordinary shares		100
Burberry London Ltd (4251951)	Ordinary shares		100
Burberry New York Ltd (4332223)	Ordinary shares		100
Burberry Services Ltd (230931)	Ordinary shares		100
Burberry (UK) Ltd (4288292)	Ordinary shares		100
Burberry Wholesale Ltd (4332228)	Ordinary shares		100
The Scotch House Ltd (103819)	Ordinary shares		100
Woodrow-Universal Ltd (296252)	Ordinary shares		100
GUS NA Holdings Ltd (3509143)	Ordinary shares		100
Burberry US Ltd (3508869)	Ordinary shares		100
Burberry US Holdings Ltd (3508947)	Ordinary shares		100
Catalogue Bargain Shop Ltd (151230)	Ordinary shares	100	
The Challenge Cycle and Motor Company Ltd (111336)	Ordinary shares	100	
Chatsworth Investments Ltd (3312226)	Ordinary shares	100	
Christmas Hampers Ltd (2359431)	Ordinary shares	100	
Cliffrange plc (1967242)	Ordinary shares		100
Crackertime Hampers Ltd (347550)	Ordinary shares	100	
Cussins Properties Ltd (650113)	Ordinary shares	100	
Burberrys Ltd (662977)	Ordinary shares		100
The Times Furnishing Co (Properties) Ltd (1120828)	Ordinary shares		100
Experian Holdings Ltd (3478895)	Ordinary shares		100
CCN UK Ltd (4309372)	Ordinary shares of $1		100

* In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Choicepoint (UK) Ltd (3364666)	Ordinary shares		100
EHI UK Ltd (4309400)	Ordinary shares of $1		100
EIS UK Ltd (4309390)	Ordinary shares of $1		100
Experian 2001 Limited (4309355)	Ordinary shares		100
Experian Goad Ltd (1236235)	Ordinary shares		100
Experian Goad (Holdings) Ltd (1225576)	Ordinary shares		100
Experian Group Ltd (3720393)	Ordinary shares		100
Experian Intact Ltd (4134332)	A Ordinary shares		50.1
Experian International Ltd (3365159)	Ordinary shares		100
Experian Ltd (653331)	Ordinary shares		100
Experian NA Ltd (3458435)	Ordinary shares		100
Experian NA Holdings Ltd (3458639)	Ordinary shares		100
Experian Scorex UK Ltd (2686129)	Ordinary shares		100
Experian US Holdings Ltd (3230379)	Ordinary shares		100
Experian US Ltd (3230394)	Ordinary shares		100
FN Services Ltd (2008622)	Ordinary shares		51
Vehicle Mileage Check Ltd (2017153)	Ordinary shares		100
Family Album Ltd (2259522)	Ordinary shares	100	
Family Hampers Ltd (404996)	Ordinary shares	100	
Finchfields Ltd (1935707)	Ordinary shares	100	
General Credit Co. (Manchester) Ltd (581147)	Ordinary shares	100	
GUS 1998 Unlimited (3503354)	Ordinary shares		100
	Preference shares	100	
GUS 2000 Unlimited (3912497)	Ordinary shares		100
	Preference shares	100	
GUS 2000 Finance Ltd (4090149)	Ordinary shares	100	
GUS 2000 UK Unlimited (3937425)	Ordinary shares		100
GUS 2001 Ltd (4136076)	Ordinary shares		100
G.U.S. Catalogue Order Ltd (1998642)	Ordinary shares	100	
G.U.S. Printers Limited (2353260)	Ordinary shares		100
GUS Stationery Company Ltd (218145)	Ordinary shares		100
GUS Catalogues Ltd (3479386)	Ordinary shares		100
Argos Holdings plc (2454812	Ordinary shares		100
GUS Finance Holdings Ltd (3458299)	Ordinary shares		100
All Counties Insurance Company Ltd (833078)	Ordinary shares		100
GUS Export Corporation Ltd (387409)	Ordinary shares		100
Longlane Securities Ltd (1146103)	Ordinary shares		100
	6% Non Cum Pref shares		100
Whiteaway Laidlaw Bank Ltd (388466)	Ordinary shares		100
W L Insurance Services Ltd (1660916)	Ordinary shares		100
W L Investments Ltd (1162674)	Ordinary shares		100
W L Leasing Ltd (151990)	Ordinary shares		100
W L Nominees Ltd (1046549)	Ordinary shares		100
Whiteaway Laidlaw Corporate Funding Ltd (833472)	Ordinary shares		100
Whiteaway Laidlaw (Overseas) Ltd (2462108)	Ordinary shares		100
G.U.S. Furniture Industries Ltd (1571985)	Ordinary shares	100	

* In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
GUS Holdings Ltd (3496850)	Ordinary shares	100	
GUS Home Shopping Group Ltd (3458221)	Ordinary shares		100
Argos Ltd (1081551)	Ordinary shares		100
	Deferred shares		100
Argos Best Sellers Ltd (2001500)	Ordinary shares		100
Argos Business Solutions Ltd (3234511)	Ordinary shares		100
Argos Card Transactions Ltd (4229056)	Ordinary shares		100
ARG Home Shopping Limited (was Chesterman Home Furnishers Ltd) (2004824)	Ordinary shares		100
Argos Pension Scheme Nominees Ltd (1190658)	Ordinary shares		100
ARG Personal Loans Ltd (4271874)	Ordinary shares		100
Argos Superstores Ltd (1997674)	Ordinary shares		100
Brand-Leader's Ltd (883052)	Ordinary shares		100
First Stop Stores Ltd (3061483)	Ordinary shares		100
G.U.S. Merchandise Corporation Ltd (872776)	Ordinary shares		100
Premier Incentives Ltd (2183597)	Ordinary shares		100
Jungle.com Ltd (was International Photographers Ltd) (301793)	Ordinary shares		100
Jungle Business.com Ltd (3871498)	Ordinary shares		100
Jungle.com Holdings Ltd (3929744)	Ordinary shares		100
Jungle Corporate Ltd (3966365)	Ordinary shares		100
Jungle On Line Ltd (3782113)	Ordinary shares		100
Jungle Technology Ltd (3824346)	Ordinary shares		100
Digital Media & Marketing Ltd (4208698)	Ordinary shares		100
Software Warehouse Holdings Ltd (3776853)	Ordinary shares		100
Software Warehouse Ltd (3929701)	Ordinary shares		100
GUS Home Shopping Ltd (39708)	Ordinary shares		100
Choice Mail Order Ltd (235396)	Ordinary shares		100
Reality Group Ltd (739600)	Ordinary shares		100
Edward O'Brien Ltd (136509)	Ordinary shares		100
G.U.S. Travel Limited (2372262)	Ordinary shares		100
Innovations Group Ltd (78524)	Ordinary shares		100
Innovations (Mail Order) Ltd (1573900)	Ordinary shares		100
Marshall Ward Ltd (37273)	Ordinary shares		100
Reality Holdings Ltd (3978091)	Ordinary shares		100
Shoppers Universe Ltd (170316)	Ordinary shares		100
Sleepyrest Ltd (1564371)	Ordinary shares		100
White Arrow Express Ltd (458114)	Ordinary shares		100
White Arrow Leasing Ltd (953622)	Ordinary shares		100
White Arrow Supplies & Services Ltd (2079384)	Ordinary shares		100
GUS International (3439686)	Ordinary shares		100
	Preference shares	100	
GUS Medical Plan Limited (4319821)	Ordinary shares	100	

* In liquidation

Incorporated in Great Britain Registered in England/Wales		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
GUS Overseas (1999) Unlimited (3715015)		Ordinary shares		100
		Preference shares	100	
GUS Overseas Unlimited (3436011)		Ordinary shares		100
		Preference shares	100	
GUS Overseas Retailing Ltd (348292)		Ordinary shares		100
GUS Netherlands Unlimited (4186374)		Ordinary shares		100
GUS Property Management Ltd (2277398)		Ordinary shares	100	
GUS Ventures Unlimited (3510185)		Ordinary shares		100
Hugh Wyllie Ltd (268617)		Ordinary shares		100
Ambassador Leasing Ltd (1677464)		Ordinary shares		100
Faronman Limited (2018183)		Ordinary shares		100
Fetchfield Leasing Ltd (2140590)		Ordinary shares		100
General Guarantee Finance Ltd (1789944)		Ordinary shares		100
General Guarantee Corporation Ltd (501314)		Ordinary shares		100
GGC Leasing Ltd (961045)		Ordinary shares		100
GGC Leasing (January) Ltd (2316032)		Ordinary shares		100
GGC Leasing (February) Ltd (2050303)		Ordinary shares		100
GGC Leasing (March) Ltd (1980927)		Ordinary shares		100
GGC Leasing (April) Ltd (2316111)		Ordinary shares		100
GGC Leasing (May) Ltd (2092077)		Ordinary shares		100
GGC Leasing (June) Ltd (1519894)		Ordinary shares		100
GGC Leasing (July) Ltd (2267147)		Ordinary shares		100
GGC Leasing (August) Ltd (2034595)		Ordinary shares		100
GGC Leasing (September) Ltd (1749586)		Ordinary shares		100
GGC Leasing (October) Ltd (2288821)		Ordinary shares		100
GGC Leasing (November) Ltd (2066440)		Ordinary shares		100
GGC Leasing (December) Ltd (1868746)		Ordinary shares		100
ICD Marketing Services Group Ltd (3017048)		Ordinary shares	100	
Consumer Research Bureau Ltd (2771870)		Ordinary shares		100
International Communications & Data Ltd (1714446)		Ordinary shares		100
ICD Ltd (1600571)		Ordinary shares		100
ICD Marketing Services Ltd (2652778)		Ordinary shares		100
John Temple Ltd (1487184)		Ordinary shares	100	
Kay & Co Ltd (44307)		Ordinary shares		100
Bevere Collection Ltd (2195716)		Ordinary shares		100
Mail Order Publications Ltd (2216213)		Ordinary shares		100
The Royal Welsh Warehouse Ltd (533411)		Ordinary shares		100
Kays of Leeds (Mail Order) Ltd (154498)	*	Ordinary shares	100	
Kays Personal Selection Ltd (168876)		Ordinary shares	100	
McCord Ltd (2875087)		Ordinary shares	100	
M I Leasing Ltd (1519955)		Ordinary shares	100	
Midland Hosiery Mills PLC (326062)	*	Ordinary shares	100	
Morses Limited (872784)		Ordinary shares	100	
		Redeemable cumulative participating preference shares	100	
Murphy Electronics Ltd (1089707)		Ordinary shares	100	

* In liquidation

Incorporated in Great Britain Registered in England/Wales		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
MyPoints Europe Limited (3920452)		Ordinary shares		100
New Universal Stores Ltd (53447)	*	Ordinary shares	100	
Hector Powe Ltd (2522615)		Ordinary shares		100
Proprietary Finance Ltd (593938)	*	Ordinary shares	100	
		Red Part Pref shares	100	
Reality Logistical Solutions Ltd (347255)		Ordinary shares	100	
Reality Outsourcing Solutions Ltd (2256123)		Ordinary shares	100	
Stanhope Finance Ltd (4288193)		A Ordinary shares		100
		B Ordinary shares		100
		Financing securities		100
The Great Universal Stores Ltd (2259511)		Ordinary shares	100	
The Royal Exchange Company (Leeds) Ltd (2518523)		Ordinary shares	100	
J J Silber Ltd (511931)	*	Ordinary shares	100	
Thomas Burberry Products Ltd (1088961)		Ordinary shares	100	
Torbell Investments Ltd (968299)		Ordinary shares	100	
Willerby & Co Ltd (132918)	*	Ordinary shares	100	
The Witney Mattress, Divan & Quilt Co Ltd (226775)		Ordinary shares	100	
W.L. Explorations Ltd (1506873)		Ordinary shares	100	
Y. C. E. Ltd (1279774)		Ordinary shares	100	
Registered in Scotland				
Reality Solutions (UK) Holdings Ltd (SC 182041)		Ordinary shares		100
Reality Ventures Ltd (SC 202754)		Ordinary shares		100
Reality Solutions UK Ltd (SC 202507)		Ordinary shares		100

* In liquidation

Countries of Incorporation/Registration other than Great Britain

		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Channel Islands				
Global (Guernsey) Ltd (4624)		Ordinary shares		100
GUS Guernsey Ltd		Ordinary shares		100
Republic of Ireland				
Argos Distributors (Ireland) Ltd (43174)		Ordinary shares		100
Montague Burton Tailoring Co Ltd	*	Ordinary shares	100	
Experian Ireland Ltd (273857)		Ordinary shares		100
GUS Ireland Limited (106058)		Ordinary shares		100
Associated Tailors (Ireland) Ltd	*	Ordinary shares		100
Family Album Ireland Ltd (63687)		Ordinary shares		100
Celtic Hampers Ltd (126796)		Ordinary shares		100
Consult International Ltd (202277)		Ordinary shares		100
Harvest Hampers Ltd (172591)		Ordinary shares		100
Shopdirect Group Ltd (202570)		Ordinary shares		100
Pim Brothers PLC	*	Ordinary shares		100
		Pref shares		100
GUS Finance Ireland (275494)		Ordinary shares		100
Kay's Mail Order (Ireland) Ltd (66040)		Ordinary shares		100
The Progressive Check Trading Co Ltd (32200)		Ordinary shares	100	
Irish Trade Protection Association Ltd (273857)		Ordinary shares		100
Argentina				
Experian Strategic Solutions SA (CUIT 30-68725785-1)		Ordinary shares		100
Fidelitas SA (5.314 121 A SA)		Ordinary shares		100
Australia				
Burberry Pacific Pty Ltd (098 381161)		Ordinary shares of A$1		100
Experian Asia Pacific Pty Ltd (6980696)		Ordinary shares of A$1		100
Experian Scorex Pty Ltd				100
Austria				
Experian Osterreich GmbH (FN 205260 d)				100
Belgium				
Burberry (Belgium) SA		Shares of BF 1,000		100
Brazil				
Experian Brazil Limitada (03673698/0001-02)				100

* In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Canada			
G.U.S. Canada Inc.	Common shares		100
Furniture World Ltd	Common shares		100
Mailing-List Research of Canada Ltd			100
Experian-Scorex LLC (52-222508)			50.1
Estonia			
Ou Halens Esti	Shares of EeKr100		100
France			
Burberry (France) SA (B572233864)	Ordinary shares of €15		100
Experian France SA (313296667)			100
Experian Holdings France SA (42118827700022)			100
Experian SA (320217144)			100
Experian Marketing Solutions SA (672018462)			100
Technique et Assistance SA (316607506)			100
Experian Holdings France SA (417780822)			100
FOG Sarl			100
DMC Informatique SA (322576224)			100
Germany			
Burberry (Deutschland) GmbH	Ordinary shares of €		100
Conet Corporate Communications Network GmbH (HRB60548)			100
Experian Deutschland GmbH (HRB 68461)			100
Experian (Deutschland) Holdings GmbH (HRB 56929)			100
Experian Creditreform GmbH			50
Experian Cards Direkt EDV – System (HRB 4229)			100
Experian Cards Direkt Service Centre (HRB 4230)			100
Hong Kong			
Burberry Asia Holdings Ltd (772266)	Ordinary shares		100
Burberry Asia Ltd (771791)	Ordinary shares of HK $10		100
GUS (Hong Kong) Ltd (51830)	Ordinary shares of HK$ 10		100
Aldercrest Ltd (237820)	Ordinary shares of HK$ 1		100
GUS Export Ltd	Ordinary shares of HK$ 1		100
GUS Trading Ltd (148879)	Ordinary shares of HK$ 1		100
Swan International Buying Ltd (182616)	Ordinary shares of HK$ 1		100
Italy			
Burberrys Italia SRL (12474430159)	Ordinary shares of €0.51		100
Experian Italia Holdings SRL (5151891)			100
Experian Italia SRL (901266)			100
Experian Scorex Italia SPA (05228105001)			Majority
Experian CRM SRL (793/9090)			100
Experian Research SRL (8398/9091)			100
Experian Information Solutions SPA			100

* In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS	Subsidiaries
Korea			
Burberry Korea Ltd (247212)	Ordinary shares		100
Luxembourg			
GUS Luxembourg Sarl (75.760)	Shares of €100		100
Experian Luxembourg Sarl (75.756)	Shares of €100		100
Experian Luxembourg Investments Sarl (75.760)	Shares of €100		100
Burberry Luxembourg Sarl (75.782)	Shares of €100		100
Burberry Luxembourg Investments Sarl (75.783)	Shares of €100		100
Hampstead International Realty			100
Netherlands			
Argos BV (1051940)	Ordinary shares		100
Breathe Netherlands BV (34139845)	Ordinary shares		100
Experian Nederland BV (103666)	Ordinary shares		100
GUS Holland Holding BV (5019461)	Ordinary shares		100
GUS (Nederland) BV (27109571)	Ordinary shares		100
Transconto BV (05025457)	Ordinary shares		100
Transfair BV (05025428)	Ordinary shares		100
Wehkamp BV (5025359)	Ordinary shares		100
Wehkamp Belgie BV (05048584)	Ordinary shares		100
Wehkamp Duitsland BV (05050735)	Ordinary shares		100
GUS Europe Holdings BV (5035311)	Ordinary shares		100
GUS Finance BV (32085276)			100
GUS Financial Services BV (52001246)			100
GUS Holdings BV (32085272)			100
GUS International BV (32085240)			100
GUS International Holdings BV (BV622640)	Ordinary shares		100
GUS Ireland Holdings BV (BV 622642)	Ordinary shares		100
GUS Overseas Finance BV (32085274)			100
GUS Overseas Holdings BV (30147854)	Participating shares		100
GUS Overseas Investments BV (30147910)	Ordinary shares		100
GUS Treasury Services BV (1054287)			100
GUS South Africa BV			100
GUS US Holdings BV (32079523)	Ordinary shares		100
Plotterveg CV (32085462)			100
Plotterveg Holdings BV			100
Plotterveg International BV			100

* In liquidation

Countries of Incorporation

	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Netherlands Antilles			
CCN Finance NV *	Common share of $1		100
	5% Pref shares		100
GUS Finance NV *	Shares of £1	100	
GUS International NV *	Shares of $1,000		100
Norway			
Halens Kalaloguarhus AS (930214280)	Shares of NK100		100
Singapore			
Burberry (Singapore) Distribution Co (Pte) Ltd (200 106025Z)	Ordinary shares of S$1		100
South Africa			
Experian Bureau (Pty) Ltd (9603915-07)			61
Experian Scorex Pty Ltd (92/05248/07)			50.1
Lewis Stores (Pty) Ltd (1946/023387/07)	Ordinary shares of 50c		100
Brown Bros. & Taylor (Pty) Ltd (1936/077961/07)	Ordinary shares of R2		100
Excelsior Meubels (Edms) Beperk (1952/002092/07)	Ordinary shares of R2		100
Burberry's of London (SA) (Pty) Ltd (1945/019034/07)	Ordinary shares of R2		100
M. Lewis Estates (Parow) (Pty) Ltd 91946/023957/07)	Ordinary shares of R2		100
M. Lewis Estates (Woodstock) (Pty) Ltd (1946/023485/07)	Ordinary shares of R2		100
M. Lewis Estates (Port Elizabeth) (Pty) Ltd (1944/017798/07)	Ordinary shares of R2		100
M. Lewis Estates (Randfontein) (Pty) Ltd (1937/009930/07)	A shares of R2		100
	Ordinary shares of R2		100
M. Lewis Estates (Grahamstown) (Pty) Ltd (1952/001686/07)	Ordinary shares of R2		100
M. Lewis Estates (Vereeninging) (Pty) Ltd (1955/000802/07)	Ordinary shares of R2		100
M. Lewis Estates (Kenilworth) (Pty) Ltd (1946/022321/07)	Ordinary shares of R2		100
Pricefighters (Pty) Ltd (1954/003329/07)	Ordinary shares of R2		100
Bevisa Holdings (Pty) Ltd (1954/000686/07)	Ordinary shares of R2		100
Andberg (Pty) Ltd (1969/008871/07)	Ordinary shares of R1		100
New Western Furnishers (Pty) Ltd (1962/002156/07)	Ordinary shares of R1		100
M. Lewis Estates (Queenstown) (Pty) Ltd (1948/032329/07)	Ordinary shares of R2		100
Hector Powe of London (South Africa) (Pty) Ltd (1952/003168/06)	Ordinary shares of R2		100
Monarch Insurance Co. Ltd (1994/093920/06)	Shares of 1c		100
Montrose Insurance Brokers (Pty) Limited (1994/004621/07)	Shares of R1		100

* In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
South Africa (continued)			
Lewis Stores Finance Company Pty Ltd (1990/005185/07)	Ordinary shares		100
Barons Furnishers (Botswana) (Pty) Ltd (Co 648)	Ordinary shares		100
Lewis Stores Management Services (Pty) Ltd (incorporated in Botswana) (2001/1426)	Ordinary shares		100
Dan Hands Pty Ltd (1950/038562/07)	Ordinary shares of 10c		100
Dan Hands (Swaziland) (Pty) Ltd (19/1972)	Ordinary shares of E1		100
Barons Furnishers (Pty) Ltd (1962/002138/07)	Ordinary shares of R1		100
Lewis Stores (Namibia) (Pty) Ltd (70/3648)	Ordinary shares of N$1		100
Lewis Management Services (Pty) Ltd (incorporated in Namibia) (2000/427)	Ordinary shares		100
Lewis Stores (Transkei) (Pty) Ltd (1978/0601/179/07)	Ordinary shares of R1		100
Lewis Stores (Lesotho) (Pty) Ltd (79/54)	Ordinary shares of M1		100
Lewis Stores (Bophuthatswana) (Pty) Ltd (82/0059)	Ordinary shares of R1		100
Lewis Stores (Venda) (Pty) Ltd (1987/080063/07)	Ordinary shares of R1		100
Lewis Stores (Butterworth) (Pty) Ltd (1988/060275/07)	Ordinary shares of R1		100
Lewis Stores (Mount Frere) (Pty) Ltd (1990/060084/07)	Ordinary shares of R1		100
Lewis Stores (Umzimkulu) (Pty) Ltd (1990/060085/07)	Ordinary shares of R1		100
Lewis Stores Dbn Investments (Pty) Ltd	Ordinary shares of R2		100
Spain			
Experian Scorex SRL (ESB 80985278)	Ordinary shares		50.1
Experian Bureau de Credito (A82120601)	Ordinary shares		55
Experian Holdings Espana SA (B-82339524)	Ordinary shares		100
Burberry Spain (Holdings) SL			100
Burberry (Spain) SA (A-08184905)	Ordinary shares of € 6.01		100
Burberry (Spain) Retail SL	Ordinary shares of €1		100
Merceder y Casadevall SA (A-08159741)	Ordinary shares of € 6.01		100
Sweden			
Halens Holding AB (556540-2152)	Shares of Sw Kr 100		100
Halens AB (556076-1198)	Shares of Sw Kr 100		100
Halens Finans AB (556158-1041)	Shares of Sw Kr 100		100
Halens Kosmetik AB (556349-2567)	Shares of Sw Kr 100		100
Halens Konto AB (556349-3567)	Shares of Sw Kr 100		100
Halens Brooker AB (556106-3933)	Shares of Sw Kr 100		100

* In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Switzerland			
Burberrys (Suisse) SA	Ordinary shares of SF 1,000		100
Great Universal Stores (Europe) AG (CH.160.3.000.684-4)	Bearer shares of SF 1,000		100
GUS Geneva SA (was Vedia SA) (299022)	Ordinary shares of SF 1		100
Proforex SA	Ordinary shares of SF 1		100
United States of America			
Credit Expert LLC (52-2311870)			100
Direct Marketing Technology Inc (36-3134263)	Common Stock		100
Experian Holdings Inc (13-3940459)	Class A & B Common Stock		100
	Preferred stock		100
Experian Asset Management Inc (91-2047201)	Common Stock		100
Experian eMarketing Inc (84-1359618)	Common Stock		100
Experian Fraud Prevention Solutions Inc. (52-2265014)	Common Stock		100
Experian Information Solutions Inc (31-1343192)	Common Stock		100
Experian Investment Holdings Inc (88-0446304)	Common Stock		100
Experian Marketing Solutions Inc (13-3015410)	Common Stock		100
Experian NA Inc (13-3980063)	Class A & B Common Stock		100
Experian Paladian LLC (52-2281106)			80
Experian Services Corporation Inc (33-0796737)	Common Stock		100
Lombard Information Resources Inc (36-4034146)	Common Stock		100
Marketing Information Technologies Inc (13-3693859)	Common Stock		100
Burberry Delaware General Partnership			100
Burberry LLC (was Burberry Delaware Business Trust) (52-2085907)			100
Burberry Ltd (13-2673527)	Class X and Class Y common stock		100
Burberry (Wholesale) Ltd (13-2683734)	Class X and Class Y common stock		100
GUS North America Inc (98-0054237)	Common stock of $1000		100
GUS Delaware Inc	Common stock		100
GUS Holdings Inc	Common stock		100
GUS Realty Inc (13-3193917)	Common stock of no par value		100

* In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS	
		GUS	Subsidiaries
		%	%
United States of America (continued)			
Hampstead Holdings Corporation	Common stock of $1		100
Hampstead Properties Inc	Common stock of $1		100
The Scotch House Ltd (NY)	Share of no par value		100

* In liquidation

EXEMPTION No. 82 5017

02 DEC 10 AM 8:54



Ref: PGC/klf

28 October 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	29,279		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.7570p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig. ESOS) Part ID 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 29,279
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 25 - 10 - 2

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E6777/cn Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which sh[illegible]es were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	18	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34,623		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	375.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig. ESOS) Part ID 142CN	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	ORDINARY	34,623
London		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 25 - 10 - 02

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / rece~~iver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E6795/cn Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,495		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	7,495
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Matus **Date** 25 - 10 - 01

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street,
Manchester M60 1XA

ESP/EX-C/RR/6784 Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 18OCT02 TO 18OCT02

Continuation Sheet 1 to Form 88(2) Dated 25/10/02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ATCHISON CHRIS /MR. 16 SQUIRREL WALK OVERSEAL SWADLINCOTE DERBYSHIRE DE12 6NP	37
BEDFORD STEVEN DAVID /MR. FAIRVIEW GAINSBOROUGH ROAD WINTHORPE NEWARK	86
BUDD GEORGE /MR. 9 PARKFIELD RD NORTH NEW MOSTON MANCHESTER M40 3TB	78
BYRNE BEVERLEY L /MRS. 17 PERENDALE RISE ASTLEY BRIDGE BOLTON LANCASHIRE	374
CAIN ALLISON J /MRS. 12 SOUTHGROVE AVENUE SHARPLES BOLTON BL1 7HQ	935
CLARK JOHN R /MR. 18 LANGORETH AVENUE EARNOCK HAMILTON ML3 8QG	80
CLARKE MARGARET /MRS. 23 ARETHUSA ROAD ROCHESTER KENT ME1 2TZ	95
COOKSON PAUL ANDREW /MR. 1 CORBY ROAD MAPPERLEY NOTTINGHAM	1196
CORNEY GRAHAM /MR. 110 NAPIER ROAD LONDON E15 3DN	478
DRUMMOND ANDREW /MR. FLAT 2 34A SAMSOME WALK WORCESTER	478

SHARES ALLOTTED

Continuation Sheet 2 to Form 88(2) Dated 25-10-[illegible]

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
KHOKHAR SHAZIA /MRS. 26A FROME COURT PINNER ROAD NORTHWOOD HILLS MIDDLESEX	478
KING CYNTHIA R /MRS. 92 BEECHWOOD YEOVIL SOMERSET BA20 2NF	426
MYERS JOAN /MRS. 12 MANOR FARM DRIVE CHURWELL MORLEY LEEDS	191
ROLINSON DAVID /MR. 24 HURLEY GROVE KINGSHURST BIRMINGHAM B37 6DT	18
RYLEY MALCOLM GEORGE /MR. 25 STANFORD WAY WALTON CHESTERFIELD S42 7NH	1000
THORP WILLIAM /MR. 175 SWINTON HALL RD SWINTON MANCHESTER M27 4UB	957
NUMBER OF ACCOUNTS : 19	7607

*****END OF REPORT *****

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	30,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	375.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/c ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 30,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris **Date** 25 — 10 — 02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/VAM/6799 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26,617		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	375.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If tne allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Designation ESOS Participant ID 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 26,617
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 25 — 10 — 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/cn/6807 Tel 0161 273 8282

DX number DX exchange

Exemption No. 82 5017



02 DEC 10 AM 8:54

Ref: PGC/klf

1 November 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,985	22,112	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	375.70p	376.70p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Designation ESOS Participant ID 142CN Address: 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 30,097
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris **Date** 1 — 11 — 02

A ~~director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/RR/6847 Tel 0161 273 8282

DX number DX exchange

Company No. 825017

02 DEC 10 AM 8:54



Ref: PGC/klf

7 November 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	43,918		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	375.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:ESOS 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 43,918
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris **Date** 7 — 11 — 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street,
Manchester M60 1XA

ESP/EX-C/RL/6887 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	04	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,828		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name see attached list Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,828
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 5 — 11 — 02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA	
ESP/EX-C/JN/6862	Tel 0161 273 8282
DX number	DX exchange

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 01 NOV 2002 TO 01 NOV 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02053507	BRUNDRETT CECELIA MARY /MRS. 51 CHARTWELL ROAD HEREFORD HR1 2TU	S/ORDER - EXERCISE REALITY ZX664994B RETIREMENT 26-APR-02	01-NOV-02	2522	1131	4343.04
02300036	DEWIN NEIL /MR. 87 STAPLES ROAD LOUGHTON ESSEX IG10 1HR	BURB BURBERRY NW210007B REDUNDANCY 26-APR-02	01-NOV-02	2522	1196	4592.64
02268920	GOSLING CARL WILLIAM /MR. 18 SEVERN STREET LONGRIDGE NR PRESTON PR3 3ND	REALITY 642694 YH431261A REDUNDANCY 30-JUN-02	01-NOV-02	403	160	614.40
02012441	MASKELL VERONICA /MRS. 167 STANDHILL ROAD CARLTON NOTTINGHAM NG4 1JT	ADV PMT-EXERCISE NOTTINGHAM JX403644A REDUNDANCY 26-APR-02	01-NOV-02	252	106	407.04
01969274	MCCUE DUNCAN J /MR. 6 GREENWICH COURT AINTREE LIVERPOOL L9 0NQ	REALITY 271940 YL380085A REDUNDANCY 30-AUG-02	01-NOV-02	1009	453	1739.52
01932152	PEARSON PAULINE /MRS. 35 LEAFORD AVENUE DENTON MANCHESTER M34 3QF	REALITY 619994 WP065871D REDUNDANCY 31-JUL-02	01-NOV-02	1009	427	1639.68
02252135	PHILLIPS NICHOLAS CHARLES /MR. WESTWINDS CASTLETOWN ROAD MOSS WREXHAM CLWYD LL11 6DW	WAE REALITY YR857859A REDUNDANCY 13-APR-02	01-NOV-02	504	239	917.76
02082778	ROBERTS SUSAN /MRS. 9 CRANMORE GROVE BELLE ISLE LEEDS LS10 4QH	REALITY 652409 YB289609D REDUNDANCY 13-SEP-02	01-NOV-02	100	42	161.28
02254080	THOMPSON MIKE R /MR. 23 BURGESS ROAD AYLESHAM CANTERBURY KENT CT3 3AX	REALITY 643794 YW353290A REDUNDANCY 03-MAY-02	01-NOV-02	504	174	668.16
	NO OF PARTICIPANTS : 9	GRAND TOTALS	:	8825	3928	15083.52

Continuation sheet 1 to Form 88(2) dated 5/11/02

WR1 1NU

DYER TREVOR /MR. N A/C 33 COTSWOLD GARDENS EAST HAM LONDON E6 3HZ	239
HASLAM IAN A /MR. 36 PENNINGTON ROAD GREAT LEVER BOLTON GREATER MANCHESTER	248
HOOK ROY /MR. 16 CLARIDGE ROAD CHORLTON-CUM-HARDY MANCHESTER M21 9QE	213

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 01 NOV 2002 TO 01 NOV 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02252318	JONES LESLIE B /MR. 9 CHURTON GROVE STANDISH WIGAN LANCASHIRE WN6 0SZ	REALITY 646194 YZ166263D REDUNDANCY 30-APR-02	01-NOV-02	4394	869	3336.96
02254007	JONES PETER K /MR. 29 CAE GABRIEL PENYCAE WREXHAM CLWYD LL14 2PH	WAE REALITY YP702938A REDUNDANCY 03-MAY-02	01-NOV-02	878	174	668.16
01972597	MCINTYRE NICOLA J /MISS. 41 CHORLEY RD HEATH CHARNOCK LANCS PR6 9JT	REALITY 271940 JA486786C REDUNDANCY 31-JUL-02	01-NOV-02	1757	427	1639.68
02045691	NORTON STUART /MR. 17 BREWIN AVENUE MARCH CAMBS PE15 9SL	MORSES UK ARG YB548688B REDUNDANCY 19-SEP-02	01-NOV-02	703	191	733.44
01972286	RUSSELL SHARON M B /MRS. 7 ARCACIA DRIVE SALFORD LANCS M6 8EU	REALITY 693494 NB876397A REDUNDANCY 27-SEP-02	01-NOV-02	878	239	917.76
	NO OF PARTICIPANTS : 5	GRAND TOTALS	:	8610	1900	7296.00

Continuation Sheet 2 to Form 88(2) dated 5/11/02



GUS

Ref: PGC/klf

25 November 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,061	33	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: see attached list Address: UK Postcode	Ordinary	13,061
Name: Mrs Janet Patricia Want Address: 146 Central Avenue Beeston Nottingham UK Postcode NG9 2QU	Ordinary	33
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed David Morris **Date** 22 November 2007

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-CJN/6955 Tel 0161 273 8282

DX number DX exchange

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 15 NOV 2002 TO 15 NOV 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02048414	BATTERSBY TRACY /MRS. PHIL-JEA TOP LANE KIRK BRAMWITH DONCASTER DN7 5SW	MORSES UK ARG NM298698C REDUNDANCY 05-SEP-02	15-NOV-02	2018	1011	3882.24
0200237A	CHAUDRY MOHAMED WASIM /MR. HIGHBURY LODGE HIGHBURY AVENUE BULWELL NOTTINGHAM NG6 9DB	EXPERIAN NOTTINGHAM NZ892724C REDUNDANCY 11-OCT-02	15-NOV-02	100	50	192.00
02035546	COPELAND DONNA /MRS. 19 YEW TREE DRIVE WOODLESFORD LEEDS LS26 8WQ	ARGOS RETAIL GROUP 959 NW552104C TAKEOVER 05-JUL-02	15-NOV-02	1009	505	1939.20
02034363	COPELAND MALCOLM /MR. 19 YEW TREE DRIVE WOODLESFORD LEEDS LS26 8WQ	ARGOS RETAIL GROUP 954 YZ790367B TAKEOVER 05-JUL-02	15-NOV-02	1009	505	1939.20
02301020	ENCHILL DELALI AMI BENTSI- /MRS. 29 RUNBURY CIRCLE KINGSBURY LONDON NW9 8RX	BURBERRY WE40 NX012493D REDUNDANCY 30-SEP-02	15-NOV-02	504	239	917.76
02050596	FENLON JUNE /MRS. 31 BRITTEN WAY PURBROOK HANTS PO7 5XB	MORSES UK ARG ZY192232B REDUNDANCY 05-SEP-02	15-NOV-02	605	303	1163.52
02047231	GARDNER JOHN /MR. 121 NURSERY DRIVE BANBURY OXON OX16 2ND	MORSES UK ARG ZW827221C REDUNDANCY 19-SEP-02	15-NOV-02	403	202	775.68
02046414	GRAY LAURENCE /MR. 23 WRAISLAND CRESCENT BISHOPTON RENFREWSHIRE PA7 5LR	MORSES UK ARG YB287176B REDUNDANCY 19-SEP-02	15-NOV-02	403	202	775.68
0225706A	GWIN JULIA D /MRS. GOONDIWINDI FARM BERROW GREEN MARTLEY WORCESTER WR6 6PL	REALITY 682094 YZ913978D REDUNDANCY 30-SEP-02	15-NOV-02	302	143	549.12
02708661	HARDWICK JONATHAN /MR. 23 GREENFIELD CRESCENT GRANGE MOOR WAKEFIELD WF4 4WA	ARGOS RETAIL GROUP 954 NX108098C TAKEOVER 05-JUL-02	15-NOV-02	1009	505	1939.20

Continuation Sheet 1 attached to 88(2) dated 21/11/02

SHARESAVE ALLOTMENT LIST

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02243724	HARPER MELANIE /MISS. 33 MALTHOUSE WAY PENWORTHAM PRESTON LACASHIRE PR1 9HE	ARGOS RETAIL GROUP 510 JB298667D REDUNDANCY 06-SEP-02	15-NOV-02	353	173	664.32
02258216	NATION MICHAEL /MR. FLAT 2 1 FAYLAND AVENUE STREATHAM LONDON SW16 1TB	PER CHQ - EXERCISE 647294 YK586231B REDUNDANCY 31-MAY-02	15-NOV-02	1614	809	3106.56
02252799	PHILLIPS JOHN R /MR. 63 EMBER LANE ESHER SURREY KT10 8EF	S/ORDER - EXERCISE 646694 YM274173D REDUNDANCY 31-MAY-02	15-NOV-02	1009	505	1939.20
02051410	SIME MARGARET /MISS. 77 MUIRFIELD ROAD NEW ELGIN MORAYSHIRE SCOTLAND IV30 6DD	MORSES UK ARG YE490274B REDUNDANCY 12-SEP-02	15-NOV-02	807	404	1551.36
02271224	SMITH JEFFREY /MR.,DECD 43 BEECH WALK PENNINGTON LEIGH LANCASHIRE WN7 3LL	WAE REALITY YA932404B DECEASED 06-DEC-01	15-NOV-02	807	187	718.08
02036214	TATE STEPHEN /MR. 60 EAST STREET LIGHTCLIFFE HALIFAX HX3 8UJ	ARGOS RETAIL GROUP 959 WK891078A TAKEOVER 05-JUL-02	15-NOV-02	1009	505	1939.20
02046725	TRUEMAN NEIL /MR. 1 CROSS STREET GLYNFACH PORTH MID GLAMORGAN CF39 9LW	MORSES UK ARG YP798648B REDUNDANCY 12-SEP-02	15-NOV-02	201	101	387.84
02046618	WALKER ROBERT /MR. 9E BOBBINS GATE PAISLEY PA1 2NY	MORSES UK ARG ZW215576B REDUNDANCY 12-SEP-02	15-NOV-02	1009	505	1939.20
	NO OF PARTICIPANTS : 18	GRAND TOTALS :		14171	6854	26319.36

Continuation Sheet 2 attached to 88(2) dated 21/11/02

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 15 NOV 2002 TO 15 NOV 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02048521	BIRKITT PAUL /MR. 106 HIGH STREET BLYTON GAINSBOROUGH LINCS DN21 3LA	MORSES UK ARG NE168640D REDUNDANCY 12-SEP-02	15-NOV-02	703	200	768.00
0204813A	DENNIS AMANDA /MRS. 155 WEST STREET PORCHESTER HANTS PO16 9UE	MORSES UK ARG NR293080B REDUNDANCY 05-SEP-02	15-NOV-02	1757	505	1939.20
02050763	GOOLD LYNETTE /MRS. 8 POPLARS COURT LODGE FARM CAERLEAN GWENT NP18 3EB	MORSES UK ARG YH891458C REDUNDANCY 12-SEP-02	15-NOV-02	703	202	775.68
01935212	HANWELL NIGEL G /MR. 3 KIRKLEES CROFT FARSLEY PUDSEY WEST YORKSHIRE LS28 5TG	REALITY GGF NH156230B REDUNDANCY 31-MAY-02	15-NOV-02	4394	1264	4853.76
02050199	HAYWARD GLENIS /MRS. 7 DUNCALF GROVE BRADWELL NEWCASTLE UNDER LYNE STAFFS ST5 8JY	MORSES UK ARG YT969255D REDUNDANCY 12-SEP-02	15-NOV-02	703	202	775.68
02049354	MOORE MARIA /MRS. THE PADDOCK 2 HEPWORTH LANE HUNWICK CO DURHAM DL15 0LW	MORSES UK ARG YT874920A REDUNDANCY 12-SEP-02	15-NOV-02	1757	505	1939.20
02048725	OSWALD LARAINE /MRS. 3 AVON WALK FAIRHAM HAMPSHIRE PO16 8QH	MORSES UK ARG YT145600C REDUNDANCY 05-SEP-02	15-NOV-02	1757	505	1939.20
01934897	SHERLOCK CAROLE /MISS. 4 WANDLE COURT GARDENS BEDDINGTON CROYDON SURREY CR0 4SR	REALITY GGF ZW753327C REDUNDANCY 31-JUL-02	15-NOV-02	703	171	656.64
02255007	SMITH BARBARA YASMIN /MRS. BALL BARN FARM 46 SYKE ROAD ROCHDALE OL12 9TD	REALITY 642694 YY770809B REDUNDANCY 03-MAY-02	15-NOV-02	4394	1264	4853.76
02251655	TAYLOR JOHN /MR. 8 MEADOW WAY GREAT PAXTON ST NEOTS CAMBS PE19 6RR	REALITY 647594 YE192973D REDUNDANCY 31-MAY-02	15-NOV-02	4394	1264	4853.76

Contribution Slots 3 attached to 88(2) dated 21/11/02

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02021056	WANT JANET PATRICIA /MRS. 146 CENTRAL AVENUE BEESTON NOTTINGHAM NG9 2QU	EXPERIAN NOTTINGHAM YY449308A REDUNDANCY 11-OCT-02	15-NOV-02	439	125	480.00
	NO OF PARTICIPANTS : 11	GRAND TOTALS	:	21704	6207	23834.88

Continuation Sheet 1 attached to 88(2) dated 21/11/02

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : 15 NOV 2002 TO 15 NOV 2002
DATE OF GRANT : 05-Jul-02
OPTION PRICE (p) : 523

Account No	Participant's details	Location Code Org. Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due (£)
02021056	WANT JANET PATRICIA /MRS 146 CENTRAL AVENUE BEESTON NOTTINGHAM NG9 2QU	EXPERIAN NOTTINGHAM YY449308A REDUNDANCY/11Oct02	15-Nov-02	759	33	£172.59
	NO OF PARTICIPANTS : 1		GRAND TOTALS :	759	33	£172.59

Continuation sheet 5 attached to form 88(2) dated 21/11/02

Investor information

RNS announcements

REG-Auto Rec. Tran(No.1) Annual Report and Accounts<GUS.L>

RNS Number:0169A
Automobiles Receivble Tran(No.1)PLC
15 August 2002

REGULATORY ANNOUNCEMENT IN ACCORDANCE WITH PARAGRAPH 23.22 (i)

OF THE LISTING RULES

Automobile Receivables Transaction (No.1) PLC

The Annual Report and Accounts relating to the above Issuer have been published. Copies of the Annual Report and Accounts are available from the Issuer's registered office at PO Box 166, Ambassador House, Devonshire Street, Manchester M60 1GG and have also been lodged with the UK Listing Authority.

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACSBBGDIUSBGGDU

}

Examined no
82501?

GUS

Ref: PGC/klf

16 September 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	178393
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc has today received a notification from Oliver Stocken (a non-executive director of the Company) that, as a result of his participation in the Company's Dividend Reinvestment Plan, his beneficial holding of Ordinary shares of 25p each in the Company has increased from 12,621 Ordinary shares to 12,996 Ordinary shares. The purchase of 375 shares required in connection with the Dividend Reinvestment Plan was made on 30 August 2002 at a price of £5.064 per share. Notification to shareholders was made by the Plan Manager on 13 September 2002.

RNS announcements

Exemption No. 82-5017

REG-GUS PLC Purchase of Own Securities

RNS Number:6047B
GUS PLC
25 September 2002

GUS plc

PURCHASE OF OWN SECURITIES

GUS plc announces that on 24 September 2002 it purchased for cancellation 190,000 ordinary shares at an average price of 470.08p per share through Merrill Lynch International.

Enquiries:

Finsbury
Rollo Head 020 7251 3801
Jenna Littler

END
POSSEFFULSESEEU

Investor information

Exemption No. 82509

RNS announcements

REG-Burberry Group PLC Trading Statement

Burberry Group plc

First Half Trading Update

October 14, 2002. Burberry Group plc reports on trading for its first half ended 30 September 2002.

Highlights

* Total revenues increased by 15%
* Retail sales up 17% on an underlying* basis, driven by existing and new store performance
* Wholesale sales increased 8% (4% on an underlying basis reflecting earlie shipments of autumn product)
* Orders received to date indicate single digit growth for the Spring/Summe 2002/03 wholesale order book
* Licensing revenue up 14% driven by strong volume growth in Japan

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "Burberry's performance in the first half was on track, driven by growth in ke product categories, targeted geographies and distribution channels. These results were particularly notable given the trading conditions. Moving into th second half, we remain confident in our strategies while mindful of the difficult and uncertain environment."

Total revenues

Total revenues in the period increased by 15% (17% at constant exchange rates) or 9% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions) compared to the six months ended Septembe 2001.

Retail

On an underlying basis, retail sales in the first half increased by 17%, drive by sales gains at existing stores and by recent contributions from newly opene stores. Total retail sales increased 32%, boosted by the contribution from stores and concessions added as part of the Asia acquisitions. During the period, Burberry experienced continued strength in the US market. The Company opened five stores, including a flagship store in Barcelona, three Burberry stores, in Heathrow Airport, Hong Kong and Coral Gables (Florida), as well as one outlet store in the period.

During the second half of 2002/03, the Company plans to open eight new and replacement stores, including flagship stores in New York and London (Knightsbridge), three Burberry stores and three outlet stores. Burberry recently announced plans for a store in Milan, its first store in Italy, whicl is scheduled to open in late 2003.

Wholesale
Total wholesale sales increased by 8% during the period. Consistent with previous announcements, Burberry's 2002/03 Autumn/Winter wholesale order book was largely unchanged from the prior year. On an underlying basis, wholesale sales increased by 4% reflecting earlier deliveries of autumn product relative to last year.
On the basis of orders received to date, Burberry anticipates that its aggregate Spring/Summer 2002/03 wholesale order book will show single digit growth over the prior year. The majority of Spring/Summer merchandise shipments are concentrated in the fourth quarter of each financial year.

Licensing
Total licensing revenues in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties, reflecting double-digit volume gains and increases in certain royalty rates. Burberry anticipates a reduced rate of volume growth in Japan over the balance of the financial year. Licensing revenues will also continue to be affected by depreciation of the Yen/Sterling exchange rate and the termination and absorption into wholesale operations of certain product licenses, in line with our strategy.

Burberry will announce its interim results on November 19, 2002 and provide a trading update on third quarter sales on January 13, 2003.

Enquiries:
Burberry

Mike Metcalf	COO and CFO	020 7968 0465
Matt McEvoy	Strategy and IR	020 7968 0465

Brunswick

Susan Gilchrist	020 7404 5959
Charlotte Elston	020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.
END
}

Commission no
82-5017

15 October 2002

GUS PLC
FIRST HALF TRADING UPDATE

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"We have made good progress in all our major businesses during the first half of the year. We continue to view the outlook for the second half with confidence, while remaining conscious of the potential impact of global political and economic uncertainty".

Experian

% change in sales year on year for the six months to 30 September 2002

	Total %	Total at constant exchange rates %
Experian North America	4	10
Experian UK	11	11
Experian Rest of World	8	7
Experian International	10	10
Global Experian	6	10

Experian's total worldwide sales for the first half increased by 10% at constant exchange rates.

In dollars, sales in Experian North America grew by 10% in the first half. This included a first time contribution from ConsumerInfo.com, an important acquisition made in April 2002, as part of Experian's strategy in the fast-growing direct-to-consumer market. Its sales were $44m in the first half, increasing by about 75% compared to the same period last year. This represented 8% of Experian North America's sales in the first half.

Excluding ConsumerInfo.com, sales in Credit Information and Credit Solutions were well ahead of last year, helped by particularly strong performances in prescreen and business information. However, in common with other direct marketing services companies, sales in Marketing Information, Marketing Solutions and Outsourcing remained lower year-on-year. Excluding ConsumerInfo.com, Experian North America's dollar sales were 1% ahead of the same period last year. Had the sales of

ConsumerInfo.com been included for the comparative period last year, dollar sales would have grown by 4%.

Experian North America continues to reduce costs, incurring a £3m restructuring charge against its operating profit in the first half. It has also acquired three of its 38 affiliate credit bureaux, including AQM, one of its five largest affiliates. FARES, Experian's chosen way of competing in the real estate information sector, had another excellent half, benefiting from strong mortgage refinancing activity.

Experian International, which accounts for nearly 40% of worldwide sales, grew sales by 10% in the first half. There was particularly strong growth in Credit Information (especially from business information) and Credit Solutions (including account processing, fraud, scoring and risk management).

Experian International has made further small targeted acquisitions during the period. It has acquired a leading economic consultancy business in the UK and a Spanish marketing services company based in Madrid. Acquisitions, net of disposals, generated 1% of sales in the first half.

Argos Retail Group

% change in sales year on year for the six months to 30 September 2002

	%
Argos* - total	12
- like-for-like	7
UK Home Shopping#	(2)

* These figures exclude Argos Additions and jungle.com.
# This figure excludes sales from the stationery and printing businesses and Family Hampers, which have all been sold.

Excluding Argos Additions and jungle.com, sales at Argos in the first half increased by 12% in total over the same period last year. Argos continues to outperform in its market.

Like-for-like sales grew by 7%, benefiting from the launch of the Autumn/Winter catalogue at the end of July. This includes an additional 2,500 lines (now 11,400) in areas such as furniture, textiles, bedding and housewares. New stores contributed 5% to sales growth, ahead of expectations. Argos opened its 500th store in August 2002 in Guiseley, Leeds.

Sales were again particularly strong in furniture, electricals and homewares. Argos Direct, the delivery to home operation, grew by over a third, now accounting for 20% of sales compared to 16% in the comparable period. Gross margins at Argos were firm compared to the first half last year.

Sales at UK Home Shopping for the first half were 2% lower than last year, excluding businesses which have been divested. Agency sales were down 5% in the first half. Growth in direct catalogues, however, continued to be strong, aided by increased marketing spend behind Abound in particular. Gross margins were in line with last year.

Argos Retail Group continues to invest in other initiatives across its businesses:

- sales at Argos Additions were 4% ahead of the same period last year, showing some improvement since the launch of the Autumn/Winter catalogue which enhanced the merchandise and credit offers;
- there were 540,000 active Argos store card holders at the end of September 2002, up from 460,000 at March 2002. The store card now accounts for around 7% of total Argos sales; and
- e-commerce sales in the first half were £104m, up by over 50% compared to the same period last year.

ARG intends to integrate jungle.com further into Argos. Preliminary estimates of the one-off cost of this move are in the region of £10m, of which less than half will be cash.

Burberry

Following the partial IPO of Burberry Group plc (BRBY.L), GUS retains a 77.5% stake in Burberry. The following is an abridged version of the latter's Trading Update released on 14 October 2002.

% change in sales year on year for the six months to 30 September 2002

	%
Total	15
Total at constant exchange rates	17

Total sales at Burberry in the first half increased by 15%, or by 9% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions in January and July 2002).

Total Retail sales increased by 32%, or by 17% excluding the Asia acquisitions, with continued strength in the US market. Five new stores were opened in the first half, with eight new and replacement stores planned for the second half, including flagship stores in New York and London (Knightsbridge). Burberry recently announced plans for a store in Milan, its first store in Italy, which is scheduled to open in late 2003.

Total Wholesale sales increased by 8% in the first half, or by 4% on an underlying basis reflecting earlier shipments of autumn product. On the basis of orders received to date, Burberry anticipates that its aggregate Spring/Summer 2002/03 wholesale order book will show single digit growth over the prior year.

Total Licensing revenue in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties, reflecting double-digit volume gains and increases in certain royalty rates. Burberry anticipates a reduced rate of volume growth in Japan over the balance of the financial year.

Future announcements

GUS will announce its interim results on 21 November 2002. The Third Quarter Trading Update will be on 14 January 2002.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	IR Director	

Finsbury

Rupert Younger		020 7251 3801
Rollo Head		

GUS announcements are available on its website www.gusplc.com. There will be a conference call to discuss this update at 3pm today. A replay will be available later on the GUS website.

REG-GUS PLC Listing Particulars

RNS Number:8814C
GUS PLC
24 October 2002

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 24th October 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: Â£2,000,000,000 Euro Medium Term Note Programme Establishment

ISSUER: GUS plc
Universal House
Devonshire Street
Manchester M60 1XA

INCORPORATED IN: United Kingdom

GUARANTOR: N/A

INCORPORATED IN: N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

FONBRBDGLDDGGDX

Investor information

RNS announcements

REG-Burberry Group PLC Interim Results - Part 1

Burberry Group plc

Interim Report 2002

Six months ended 30 September 2002

19 November 2002. Burberry Group plc reports interim results for its first half ended 30 September 2002.

Highlights

* EBITA* increased by 32% to £55.1 million

* EBITA margin expanded from 17.5% to 20.1%

* Gross profit margin increased from 47.8% to 55.7%

* Total revenues increased by 15% (9% underlying**) as previously reported:

  - Retail sales up 32%, 17% underlying

  - Wholesale sales increased 8%

  - Licensing revenue up 14%

* Interim dividend of 1p per ordinary share declared

*EBITA represents operating profit before interest, taxation, exceptional items and goodwill amortisation.

**Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

John Peace, Chairman of Burberry, commenting on the interim results: "This is strong performance particularly in light of the difficult trading conditions and demonstrates that the business is on track to achieve the goals set out during the IPO process."

Rose Marie Bravo, Chief Executive, stated, "Burberry's encouraging performance in the first half was driven by continued execution of our strategic agenda in key product categories, targeted geographies and distribution channels. The dedication of our management team, the efforts of our licensee partners and the support of our wholesale customers underpinned this achievement. This strong financial performance is notable in light of the challenging trading environment."

Management will discuss these results during a presentation to analysts and institutions at 1:00pm today at The Lincoln Centre, 18 Lincoln's Inn Fields London WC2A 3ED. The presentation will also be broadcast live on the Internet at www.burberryplc.com and can be accessed by telephone at +44 (0) 20 8240 8244.

Enquiries:

Burberry		
Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411
Brunswick		
Susan Gilchrist		020 7404 5959
Charlotte Elston		020 7404 5959

Chief Executive's Review

The first half of fiscal 2002/03 marks an important chapter in the history of Burberry-one in which we advanced the strategic agenda we set for the business, continued to improve our financial performance and completed an initial public offering on the London Stock Exchange. Importantly, we continue to focus on the long term, identifying opportunities to leverage the power of our brand and build the management team.

Strategy

We made solid progress in executing on our key growth initiatives by product, region and channel of distribution during the first half:

* In product, we continued to increase the accessories penetration to 28% of turnover versus 25% in the prior period. Womenswear continues to be a critical component in the modernisation of the brand, delivering 17% volume growth and constituting one-third of revenue for the period. Menswear experienced improved results responding to new product and merchandising initiatives implemented over the past year. The strategically important Prorsum runway collections for women and men were highly acclaimed with world-wide press coverage. Additionally, new categories were developed, including a collection of watches that will launch in our stores this autumn.

* In the regions, our focus on the US resulted in 27% revenue growth versus the prior year, driven by strong improvement in both the retail and wholesale channels. In Asia, with the acquisition of our Korea distributor in July, we completed an important step in our strategy of bringing the majority of Burberry's non-Japan Asia business under direct operating control. We are now integrating these recently acquired businesses into Burberry and building our management team in the region. Europe experienced moderate growth during the period with soft domestic demand in Germany and reduced volumes associated with Burberry's strategic repositioning in the Spanish market more than offset by growth in other markets, particularly the UK.

* We continued to execute our multi-channel distribution approach. In retail, Burberry opened five stores during the period, including two in the US, one in Asia and two in Europe. Our Barcelona flagship, which opened in August, is contributing significantly to the brand's repositioning in Spain. During the first half, we were also preparing for important store openings in October and November. These stores are now open, including our 24,000 square foot New York flagship store on East 57th Street, which presents the most comprehensive expression of our brand to date. Wholesale continued to progress as we intensified our business with key customers. In licensing, performance in Japan was excellent, aided by our efforts in co-ordinating and enhancing brand consistency in that market.

Financial performance and outlook

Burberry achieved strong financial performance during the first half. Turnover grew by 15% to £274 million. EBITA before IPO-related items increased by 32% to £55.1 million. Underpinning this growth was EBITA margin expansion from 17.5% to 20.1%. These gains were driven primarily by the integration of our Asia acquisitions, reduced markdown costs and favourable product and channel shifts. This strong financial performance is notable in light of the challenging trading conditions globally.

Turning to the full year outlook, further retail expansion is underway in line with our strategy. On the basis of orders received to date, we anticipate that the aggregate Spring/Summer 2002/03 wholesale order book will show single digit growth over the prior year. A reduced rate of licensee volume growth in Japan over the balance of the financial year is expected; royalty revenues will also continue to be affected by depreciation of the Yen/Sterling exchange rate and the termination and absorption into wholesale operations of certain product licenses.

Burberry will provide a trading update on third quarter sales on January 13, 2003.

IPO

Burberry completed its initial public offering in July in the midst of one of the most volatile equity markets in recent memory. During its first reporting period as a public company, Burberry delivered fully on the strategic and financial expectations set during the IPO process.

Summary

Our strong sales and profit growth was driven by our initiatives across key product categories, targeted geographies and multiple distribution channels. This achievement was underpinned by the dedication of our management team, the efforts of our licensee partners and the support of our wholesale customers. Looking forward, our confidence in our strategy is reflected by the openings this month of our New York and Knightsbridge flagships. Mindful of the difficult and uncertain trading environment, we remain focussed on and committed to implementing our ongoing growth initiatives.

Financial Review

Group profit and loss accounts

Six months to 30 September 2002

	Results before IPO-related items	% of turnover	IPO-related items	Total	Six months to 30 September 2001	% o turnove
	£m		£m	£m	£m	
Turnover						
Wholesale	160.9	58.8%	-	160.9	148.9	62.7
Retail	85.6	31.3%	-	85.6	64.7	27.3
License	27.2	9.9%	-	27.2	23.8	10.0
Total turnover from continuing operations	273.7	100.0%	-	273.7	237.4	100.0
Cost of sales	(121.1)	(44.2%)	-	(121.1)	(123.8)	(52.1%
Gross profit	152.6	55.7%	-	152.6	113.6	47.8
Net operating expenses	(97.5)	(35.6%)	-	(97.5)	(72.0)	(30.3%
EBITA	55.1	20.1%	-	55.1	41.6	17.5
Goodwill amortisation	(2.9)	(1.1%)	-	(2.9)	(2.4)	(1.0%
Employee share	-	-	(22.2)	(22.2)	-	

ownership plans						
Profit before interest and tax	52.2	19.1%	(22.2)	30.0	39.2	16.5
Net interest expense	(1.0)	(0.4%)	-	(1.0)	0.2	0.1
Currency loss on GUS loans (pre flotation)	-	-	(2.3)	(2.3)	(2.0)	(0.8%
Profit on ordinary activities before taxation	51.2	18.7%	(24.5)	26.7	37.4	15.8

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through our directly operated store network. At 30 September 2002, the company operated 124 retail locations consisting of 45 Burberry stores, 59 concessions (including the 46 concessions added in July 2002 as part of the acquisition of the operations of our Korean distributor) and 20 outlet stores. License revenue consists of royalties receivable from our Japanese and product licensing partners.

Comparison of the six months ended 30 September 2002 to the six months ended 30 September 2001

Burberry Group has completed three significant transactions which affect the comparability of results for the six months ended 30 September 2002 relative to the six months ended 30 September 2001. On 31 December 2001, the company purchased the operations and certain assets of our primary distributors in Asia, which largely operated as wholesale businesses. On 1 July 2002, the company purchased the operations and certain assets of our distributor in Korea, which largely operated as a retail business consisting of 46 concessions and an outlet store at acquisition date. These acquisitions are referred to as the "Asia acquisitions". On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange.

Turnover

Total turnover advanced to £273.7 million from £237.4 million in the comparative period, representing an increase of 15% (17% at constant exchange rates), or 9% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions).

Total retail sales increased by 32% in the first half to £85.6 million, boosted by the contribution from 4 stores, 49 concessions and one outlet added as part of the Asia acquisitions. On an underlying basis, retail sales increased by 17%, driven by gains at existing stores and by sales from newly opened stores. During the first half, the company opened five stores, including a flagship store in Barcelona, three Burberry stores (in Heathrow Airport, Hong Kong and Florida), as well as one outlet store.

Total wholesale sales advanced 8% to £160.9 million during the first half. On

an underlying basis, Burberry Group's 2002/03 Autumn/Winter wholesale orders were largely unchanged from the prior year. The 8% increase in sales reflects a 4% gain attributable to earlier delivery of autumn product relative to the comparative period and a 4% growth due to the Asia acquisitions.

Licensing revenues in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties reflecting double digit volume gains and increases in certain royalty rates.

On a geographic basis, the company experienced strong growth in the US, driven by both wholesale and retail operations, accompanied by more moderate underlying gains in Asia and Europe.

Operating profit

Gross profit as a percentage of turnover expanded to 55.7% in the period from 47.8% in the comparative period. Approximately half of this increase was attributable to the Asia acquisitions. Other factors driving this increase include reduced markdown expense on excess stock - partly reflecting better stock management - as well as higher gross margin helped by an improving mix in terms of both product and distribution channels.

Operating expenses as a percentage of turnover rose to 35.6% from 30.3% in the comparative period, reflecting expansion and investment across the business. The Asia acquisitions were an important factor behind the increase. Expansion of Burberry Group's retail activities, including pre-trading costs associated with store development, also represented a significant element of the increase. In addition, expenses as a percentage of sales were affected by the company's continued investment in infrastructure to support growth objectives and its status as a listed company.

Goodwill amortisation increased to £2.9 million from £2.4 million in the comparative period as a result of additional goodwill arising in respect of the Asia acquisitions.

As a result of these factors, EBITA increased by 32% to £55.1 million, or 20.1% of turnover from 17.5% in the comparative period. Profit before interest and tax and IPO-related items increased 33% to £52.2 million, or 19.1% of turnover.

Net interest expense

Net interest expense was £1.0 million in the six months to September 2002. Although the company has maintained net cash deposits in the period since IPO, net interest expense has continued to be incurred as a result of differential interest rates on borrowings and cash balances.

IPO-related items

In connection with the initial public offering, the company incurred a £22.2 million exceptional charge in the six months to September 2002 largely related to its employee share ownership plans. This included £18.6 million arising in respect of the management Restricted Share Plan (the RSP); this charge does not represent a cash outflow to Burberry Group and does not give rise to a reduction in net assets as there is a compensating increase in the capital reserve account within Shareholders' funds. As no further awards will be made under the RSP, the consolidated profit and loss account will not be affected in future periods.

During the six months to 30 September 2002, the company also incurred a £2.3 million foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

Profit before taxation

As a result of the above factors, Burberry Group reported profit before taxation (after IPO-related charges) of £26.7 million in the six months to 30 September 2002.

Profit after taxation

Burberry Group anticipates a 33% tax rate on profit before amortisation of goodwill and exceptional items for the full financial year. On this basis, the company estimates a tax charge of £10.7 million for the first half after taking account of £7.2 million of tax relief attributable to IPO-related items. Excluding IPO-related items, profit after taxation would have been £33.3 million during the period.

During the period, the company had 498.2 million and 506.3 million ordinary shares in issue on average for the purposes of calculating basic and diluted

earnings per share respectively; 1.8 million ordinary shares held by the company's Employee Share Ownership Trust are excluded for the purposes of this calculation. Diluted earnings per ordinary share excluding IPO-related items would have been 6.6 pence.

Liquidity and Capital Resources

Historically, the company's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flows from operations and financing from GUS group.

The table below sets out the principal components of our cash flow for the six month periods ended 30 September 2002 and 30 September 2001:

	6 months ended 30 September 2002 £m	6 months ended 30 September 2001 £m
Operating profit before interest, taxation, goodwill amortisation and IPO-related items	55.1	41.6
Depreciation charge	6.9	5.7
Loss on disposal of fixed assets	-	(0.1)
Increase in stocks	(2.0)	(11.6)
Increase in debtors	(25.3)	(22.5)
Increase in creditors	5.5	4.3
Net cash inflow from operating activities	40.2	17.4
Net interest paid	(0.6)	(0.1)
Taxation paid	(10.7)	(9.3)
Capital expenditure and financial investment	(33.7)	(24.1)
Acquisition of Korean business	(20.5)	-
Net cash outflow before IPO-related and financing items	(25.3)	(16.1)

Net cash flow from operating activities increased to £40.2 million in the half year ended 30 September 2002 from £17.4 million in the comparative period. Stock grew moderately relative to sales, partly as a result of better shipping performance to wholesale customers and improved stock management. The increase in debtors principally reflects seasonal growth in trade receivables.

Net cash outflow from capital expenditure and financial investment included £ 30.7 million spent on fixed assets, largely reflecting investment in Burberry Group's retail operations. It also included a £3.1 million investment in the

Net cash outflow for acquisition purposes in the period was £20.5 million attributable to the initial purchase cost of the operations and certain assets of Burberry's Korea distributor.
The net cash flow for Burberry Group for the six months to 30 September 2002 was also impacted by IPO-related and financing movements prior to the flotation. Such movements are included in the financial statements and are explained under Note 1 "Burberry Group Reorganisation". Their net effect was to leave the company with net cash balances of approximately £10 million immediately following the flotation. At 30 September 2002 the company had net cash balances of some £12.3 million.
An interim dividend of 1 pence per share (costing £5.0 million in total) will be payable on 5 February 2003.
Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.
This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.
Group profit and loss accounts

		Six months to 30 September 2002			
	Note	Before goodwill amortisation, exceptional items and pre flotation dividend £m	Goodwill amortisation, exceptional items and pre flotation dividend £m	Total £m	Six months to 30 September 2001 £m
Turnover					
Continuing operations		269.6	-	269.6	237.4
Acquisition		4.1	-	4.1	-
Total turnover from continuing operations	2	273.7	-	273.7	237.4
Cost of sales		(121.1)	-	(121.1)	(123.8)
Gross profit		152.6		152.6	113.6
Net operating expenses:	3	(97.5)	(22.2)	(119.7)	(72.0)
		-	(2.9)	(2.9)	(2.4)

	Note				
* distribution and administration					
* goodwill amortisation					
Total operating profit on ordinary activities before interest and taxation		55.1	(25.1)	30.0	39.2
Continuing operations		54.3	(24.8)	29.5	39.2
Acquisition		0.8	(0.3)	0.5	-
Operating profit		55.1	(25.1)	30.0	39.2
Interest and similar income		1.1	-	1.1	3.2
Interest expense and similar charges		(2.1)	-	(2.1)	(3.0)
Foreign currency loss on loans with GUS group (pre flotation)		(2.3)	-	(2.3)	(2.0)
Profit on ordinary activities before taxation	2	51.8	(25.1)	26.7	37.4
Tax on profit on ordinary activities	4	(17.1)	6.4	(10.7)	(12.5)
Profit on ordinary activities after taxation		34.7	(18.7)	16.0	24.9
Dividend - to GUS group pre flotation	6	-	(219.0)	(219.0)	-
Dividend - interim	6	(5.0)	-	(5.0)	-
Retained profit/ (loss) for the period		29.7	(237.7)	(208.0)	24.9

Pence per share	5				
Earnings					
- basic		7.0p	(3.8p)	3.2p	5.0p
- diluted		6.9p	(3.7p)	3.2p	4.9p
Earnings before goodwill amortisation and exceptional items					
- basic				7.0p	5.5p
- diluted				6.9p	5.4p
Interim dividend				1.0p	

Statement of total recognised gains and losses

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year t 31 Marc 200 £
Retained (loss)/profit for the period	(208.0)	24.9	56.
Impact of currency translation differences	(5.2)	(1.9)	(1.3
Total recognised gains and losses for the period	(213.2)	23.0	55.

Reconciliation of movement in Shareholders' funds/GUS investment in Burberry Group

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year t 31 Marc 200 £
Profit on ordinary activities after taxation	16.0	24.9	56.
Dividend - to GUS group pre flotation	(219.0)	-	
Dividend - interim	(5.0)	-	

Retained (loss)/ profit for the period	(208.0)	24.9	56.
Currency translation differences	(5.2)	(1.9)	(1.3
Pre flotation			
Issue of preference share capital	0.8	-	
Issue of ordinary share capital	486.7	-	
Deemed distribution arising on reorganisation	(704.1)	-	
Capital reserve arising on reorganisation	6.6	-	
Movement of GUS group balances	433.3	11.4	(12.5
On and post flotation			
Issue of ordinary share capital	250.5	-	
Repayment of GUS group balances	(250.5)	-	
Waiver of GUS group balances	37.6	-	
Capital reserve arising on Restricted Share Plan	18.6	-	
Net addition to Shareholders' funds/ GUS investment in Burberry Group	66.3	34.4	42.
Opening Shareholders' funds/GUS investment in Burberry Group	282.4	239.7	239.
Closing Shareholders' funds/GUS investment in Burberry Group	348.7	274.1	282.

Group balance sheets

As at As at As

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RNS announcements

REG-Burberry Group PLC Interim Results - Part 2

RNS-PRN : CBD2
Burberry Group PLC
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	Note	30 September 2002 £m	30 September 2001 £m	Mar 20
Fixed assets				
Intangible assets		121.1	92.9	95
Tangible fixed assets		144.4	117.0	124
Investment		0.1	0.1	0
		265.6	210.0	220
Current assets				
Stock		86.1	84.5	82
Debtors	8	134.1	117.7	99
Cash and short term deposits		40.6	17.5	30
		260.8	219.7	211
Creditors - amounts falling due within one year	9	(123.5)	(122.8)	(125.
Net current assets		137.3	96.9	86
Total assets less current liabilities		402.9	306.9	306
Creditors - amounts falling due after more than one year	10	(53.4)	(26.1)	(23.
Provisions for liabilities and charges		(0.8)	(6.7)	(0.

Net assets		348.7	274.1	282
Called up ordinary share capital		0.3	-	
Share premium account		122.2	-	
Revaluation reserve		24.7	-	
Capital reserve		46.9	-	
Other reserve (A)		704.1	-	
Profit and loss account (A)		(550.3)	-	
Equity Shareholders' funds		347.9	-	
Called up preference share capital	11	0.8	-	
Total Shareholders' funds		348.7	-	
GUS investment in Burberry Group		-	274.1	282

Note (A) The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out prior to flotation. This reserve will be classified as distributable when the creditors of Burberry Group plc as at the date of the capital reduction have been settled fully.
The negative profit and loss account balance arising on consolidation resulted from the reorganisation of Burberry Group prior to flotation (See Note 1 "Burberry Group Reorganisation"). This negative balance will be eliminated when the other reserve of £704.1m is classified as distributable.
Dividend distributions are dependent on the Company's accumulated profit and loss account. As at 30 September 2002 the profit and loss account of Burberry Group plc was £133.6m (2001: £148.3m).
Group cash flow statements

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Net cash inflow from operating activities	40.2	17.4	90.1
Returns on investments and servicing of finance			
Interest received	0.2	0.3	0.5
Interest paid	(0.8)	(0.4)	(0.9)

Net cash outflow from returns on investments and servicing of finance	(0.6)	(0.1)	(0.4)
Taxation paid	(10.7)	(9.3)	(17.6)
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets	(30.7)	(24.2)	(39.4)
Sale of tangible fixed assets	0.1	0.1	0.5
Purchase of own shares	(3.1)	-	-
Net cash outflow from capital expenditure and financial investment	(33.7)	(24.1)	(38.9)
Acquisitions			
Purchase of businesses	(20.5)	-	(4.5)
Net cash outflow from acquisitions	(20.5)	-	(4.5)
Equity dividends paid to GUS group (pre flotation)	(219.0)	-	-
Deemed distribution arising on reorganisation (B)	(697.5)	-	-
Net cash (outflow)/inflow before management of liquid resources and financing	(941.8)	(16.1)	28.7
Management of liquid resources			
Increase in short-term deposits with banks	(6.1)	-	(2.4)
Net cash outflow from management of liquid resources	(6.1)	-	(2.4)

Financing			
Issue of ordinary share capital (on flotation) (C)	249.5	-	-
Issue of ordinary shares to GUS group (pre flotation)	486.7	-	-
Issue of preference shares to GUS group (pre flotation)	0.8	-	-
Increase/ (decrease) in external borrowings	21.2	5.7	(2.6)
Funds received/ (paid) on GUS group balances (pre flotation) (D)	446.1	9.8	(12.7)
Settlement of GUS group balances (on flotation)	(250.5)	-	-
Decrease/(increase) in GUS group balances	195.6	9.8	(12.7)
Net cash inflow/(outflow) from financing	953.8	15.5	(15.3)
Increase/(decrease) in cash during the period	5.9	(0.6)	11.0

Note (B): Deemed distribution arising on reorganisation (£704.1m) net of capital reserve arising on reorganisation (£6.6m).
Note (C): Issue of ordinary share capital on flotation is stated net of shares issued directly to the Employee Share Ownership Trust (£1.0m).
Note (D): Funds received/(paid) on GUS group balances are before non-cash movements as shown in the reconciliation of net cash flow to movement in net funds.
Group cash flow statements (continued)
Reconciliation of operating profit to net cash inflow from operating activities

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Operating profit before goodwill amortisation and exceptional items	55.1	41.6	90.3

Depreciation charge	6.9	5.7	14.0
(Profit)/loss on disposal of fixed assets	-	(0.1)	0.2
Increase in stocks	(2.0)	(11.6)	(7.0)
Increase in debtors	(25.3)	(22.5)	(5.2)
Increase/(decrease) in creditors	5.5	4.3	(2.2)
Net cash inflow from operating activities	40.2	17.4	90.1

Reconciliation of net cash flow to movement in net funds

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Increase/(decrease) in cash	5.9	(0.6)	11.0
Cash (inflow)/outflow from movement in external borrowings	(21.2)	(5.7)	2.6
Cash outflow from movement in liquid resources	6.1	-	2.4
(Decrease)/increase in GUS group balances	(195.6)	(9.8)	12.7
Movement in net funds resulting from cash flows	(204.8)	(16.1)	28.7
Non-cash movements on GUS group balances	(24.8)	(1.6)	(0.2)
- tax and interest			
- waiver	37.6	-	-
Exchange movements	(9.3)	(2.3)	0.1
Movement in net funds	(201.3)	(20.0)	28.6
Net funds at beginning of period	213.6	185.0	185.0

Net funds at end of period	12.3	165.0	213.6

Analysis of net funds

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Cash and short term deposits less unsecured bank loans and overdrafts	40.3	15.5	29.5
Debt due within one year	(9.8)	(10.4)	(8.2)
Debt due after more than one year	(18.2)	(5.9)	-
GUS group balances (pre flotation)	-	165.8	192.3
Net funds at end of period	12.3	165.0	213.6

Notes to the interim financial statements
for the six months ended 30 September 2002

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2002 and 30 September 2001 and the audited results for the twelve months ended 31 March 2002. The financial information for the twelve months ended 31 March 2002 has been extracted from the Listing Particulars of Burberry Group plc ("the Company"), dated 12 July 2002. The interim financial statements are not audited and do not constitute statutory accounts. These financial statements have been formally reviewed by the Group's auditors, PricewaterhouseCoopers, and their report is set out on page 26.

The financial information has been prepared by consolidating or combining the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the year ended 31 March 2002 and the six months ended 30 September 2002 and 2001. Up to 31 March 2002, the individual financial returns were prepared for GUS group consolidation purposes and have been adjusted for relevant items previously recorded only at a GUS plc level. On flotation Burberry Group was reorganised, as described below, and a legal statutory group was formed. As a consequence a full consolidation has been prepared for the six months ended 30 September 2002.

Up until flotation Burberry Group was a member of the GUS group, and relied on other GUS group companies to provide administration, management and other services including, but not limited to, rental of premises, management information systems, accounting and financial reporting, treasury, taxation, cash management, insurance and insurance management, human resources, employee benefit administration, payroll, professional, logistics and distribution services. Burberry Group has been charged costs, recorded in the profit and loss account, by other GUS group companies for some of these services. Although these charges are intended broadly to reflect the costs that would apply on an

would have been different if the transacting partners had not been connected with Burberry Group. On flotation these arrangements were formalised; the cost impact on Burberry Group of these formalised arrangements is not expected to be material.

The tax charges for the year ended 31 March 2002 and six months ended 30 September 2001 were determined based on the tax charges recorded by Burberry Group companies in their local statutory accounts as well as certain adjustments made for GUS group consolidation purposes. The tax charges recorded in the profit and loss account up to 31 March 2002 have been affected by the taxation arrangements within the GUS group, and are not necessarily representative of the tax charges that would have been reported had Burberry Group been an independent group. The tax charges recorded in the six months ended 30 September 2002 are based on the estimated tax charge for the full year and reflect the impact of the reorganisation.

Interest income and expense, as well as the foreign currency loss on loans with GUS (pre flotation) recorded in the profit and loss account for all periods, have been affected by the financing arrangements within GUS group, and are not necessarily representative of the amounts that would have been reported had Burberry Group been independent. The rate of interest applying to funding accounts within GUS group was determined by GUS plc. Until flotation these arrangements remained in place. Since that date, funding arrangements and interest rate risk has been managed by Burberry Group.

Prior to flotation, Burberry Group was not a separate legal group, and it is not meaningful to show share capital or an analysis of reserves for Burberry Group prior to this date. On flotation, Burberry Group became a separate legal group, therefore from that date it is appropriate to include an analysis of Shareholders' funds on the face of the balance sheet.

Prior to flotation the net assets of Burberry Group are represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group have been reflected as movements in "GUS investment in Burberry Group".

Prior to flotation the GUS investment in Burberry Group comprised:

A) Assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities have been transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

b) Loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

c) Share capital and reserves of Burberry Group companies.

In the combined cash flow statements up to 31 March 2002, the movements in those balances in (a) and (b) above represent the cash transactions undertaken by other GUS group companies on behalf of Burberry Group. The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Shareholders' funds/ GUS investment in Burberry Group", the "Group cash flow statements", the "Reconciliation of net cash flow to movement in net funds" and in the "Analysis of net funds".

Burberry Group Reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in Burberry Group plc (the "Company") directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with FRS 5, "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal

ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of ordinary share capital to GUS group (£ 486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£ 37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would attribute the Premium to goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of the Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's ordinary shares to trading by the London Stock Exchange. This other reserve will be classified as distributable once all the Company's creditors in existence on 17 July 2002 have been settled fully. A capital reserve of £6.6m was also created as part of the reorganisation.

Acquisitions

The results of undertakings acquired during the period are included in the financial information from the effective date of acquisition. On the acquisition of a company or business, all of its assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities and the resulting gains and losses after the date of acquisition are dealt with in the profit and loss account.

In accordance with Generally Accepted Accounting Practice in the United Kingdom, turnover and operating profit for the year ended 31 March 2002 has been reclassified to include turnover and operating profit from acquisitions which occurred in that year as part of turnover and operating profit from continuing operations.

2. Segmental analysis

(i) Geographical analysis - turnover by destination

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year t 31 Marc 200 £
Europe	148.5	143.2	286.
North America	58.4	45.9	110.
Asia Pacific	64.4	47.5	100.
Other	2.4	0.8	1.

Total	273.7	237.4	499.

The acquisition of the business in Korea on 1 July 2002 increased turnover in the Asia Pacific region by £4.1m in the six months ended 30 September 2002.
The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2001 increased turnover in the Asia Pacific region by £12.5m in the six months ended 30 September 2002.
(ii) Class of business - turnover by class of business

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year 31 Ma 2
Wholesale	160.9	148.9	28
Retail	85.6	64.7	15
Wholesale and Retail	246.5	213.6	44
Licence	27.2	23.8	5
Total	273.7	237.4	49

The acquisition of the business in Korea on 1 July 2002 increased turnover in Wholesale and Retail by £4.1m in the six months ended 30 September 2002.
The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2002 increased turnover in Wholesale and Retail by £13.1m and reduced Licence turnover by £0.6m in the six months ended 30 September 2002.
An analysis of turnover by product category is shown below:

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year 31 Ma 2
Turnover analysis by product category			
Womenswear	91.5	78.4	16
Menswear	77.2	72.6	14
Accessories	75.5	59.8	12
Other	2.3	2.8	
Wholesale and Retail	246.5	213.6	44

Licence	27.2	23.8	5
Total turnover	273.7	237.4	49
Number of directly operated stores, concessions and outlets open at period end	124	60	

The acquisition of the business in Korea on 1 July 2002 increased the number of directly operated concessions by 46 and outlets by 1 as at the date of acquisition with a further 3 concessions opened between that date and 30 September 2002.

(iii) Class of business - analysis of profit before taxation

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year 31 Ma 2
Wholesale and Retail	31.4	20.7	4
Licence	23.7	20.9	4
	55.1	41.6	9

More to follow, for following part double-click [nPRK3CBD2]

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Investor information

RNS announcements

REG-Burberry Group PLC Interim Results - Part 3

RNS-PRN : CBD2
Burberry Group PLC
Part 3 : For preceding part double-click [nPRK2CBD2]

Net interest (expense)/income	(1.0)	0.2	(0
Foreign exchange loss on GUS loans (pre flotation)	(2.3)	(2.0)	(0
Profit before amortisation of goodwill, exceptional items and taxation	51.8	39.8	8
Goodwill amortisation - Wholesale and Retail	(2.9)	(2.4)	(4
Exceptional items - Wholesale and Retail	(17.3)	-	
Exceptional items - Licence	(4.9)	-	
Profit on ordinary activities before taxation	26.7	37.4	8

The results above are stated after the reallocation of certain costs. The Wholesale and Retail business is managed in an integrated manner and internal trading between these operations is not on a third-party basis. The directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.
The acquisition of the business in Korea in the six months ended 30 September 2002 increased profit before interest, goodwill amortisation, exceptional items and taxation in Wholesale and Retail by £0.8m.
The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2001 increased profit before interest, goodwill amortisation, exceptional items and taxation in Wholesale and Retail by £8.0m and reduced Licence profit before interest, goodwill amortisation, exceptional items and taxation by £0.6m in the six months ended 30 September 2002.
3. Exceptional items
The exceptional charge consists of the following amounts:

	£'m
Granting of awards under the management Restricted Share Plan (the "RSP")	18.6
Employers' National Insurance liability arising on the RSP awards	2.2
Shares gifted to employees under the All Employee Share Plan	1.0

Other costs	0.4
	22.2

The associated tax credit relating to these exceptional items is £6.4m.
Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP. The cost of granting options under the RSP is equal to the amount by which the fair value of ordinary shares exceeds the exercise price at the date of grant of options. As the exercise price of these options is nil, the cost of granting options under the RSP equals the fair value of ordinary shares at the date the options were granted (taken to be £2.30 per ordinary share). This cost has been recognised in the profit and loss account as no performance criteria are attached to these options. The total cost of the RSP (£18.6m) does not give rise to a reduction in net assets as there is a compensating entry to the capital reserve reflecting the anticipated issue of new ordinary shares. As no further awards will be made under the RSP, the consolidated profit and loss account of Burberry Group in future years will not be affected by the RSP.
The employers' National Insurance liability (or overseas equivalent) arising in respect of the RSP will become payable when the options are exercised by the individual employee. The basis of the exceptional charge recorded in the profit and loss account (£2.2m) is the employers' National Insurance (or overseas equivalent) arising on the fair value of the ordinary shares at the date the options were granted (taken to be £2.30 per ordinary share).
In addition, shares with a value totalling £1.0m were gifted to Burberry Group employees under an All Employee Share Plan. The cost of this gift has been recognised immediately as no performance criteria are attached.
All shares held in respect of the All Employee Share Plan and National Insurance liabilities (or overseas equivalent) are held in an Employee Share Ownership Trust ("ESOT").

4. Taxation

The effective rate of tax, before amortisation of goodwill and exceptional items, is based on the estimated tax charge for the full year at a rate of 33% (2001: 31%).
The tax charge in the six months to 30 September 2002 is treated as being wholly current, with no deferred element.

5. Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of ordinary shares in issue during the period.
Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the group. The calculation of diluted earnings per share reflects the prospective dilutive effect of the RSP.

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Earnings before amortisation of goodwill and exceptional items	34.7	27.3	61.4

Effect of amortisation of goodwill	(2.9)	(2.4)	(4.9)
Effect of exceptional items	(15.8)	-	-
Profit after taxation	16.0	24.9	56.5

The weighted average number of ordinary shares represents the number of Burberry Group plc ordinary shares in issue at flotation, excluding ordinary shares held in the Company's ESOT.
For the periods prior to flotation the weighted average number of ordinary shares has been taken as the number of ordinary shares in issue at flotation (excluding any ordinary shares held in the Company's ESOT).
Diluted earnings per share for the relevant financial period is based on the number of ordinary shares in issue at flotation (excluding any ordinary shares held in the Company's ESOT), together with the awards made under the RSP which will have a dilutive effect when exercised.

	Six months to 30 September 2002 millions	Six months to 30 September 2001 millions	Year to 31 March 2002 millions
Weighted average number of ordinary shares in issue during the period	498.2	498.2	498.2
Dilutive effect of the RSP	8.1	8.1	8.1
Diluted weighted average number of ordinary shares in issue during the period	506.3	506.3	506.3

Basic earnings per share

	Six months to 30 September 2002 pence	Six months to 30 September 2001 pence	Year to 31 March 2002 pence
Basic earnings per share before amortisation of goodwill and exceptional items	7.0	5.5	12.3
Effect of amortisation of goodwill	(0.6)	(0.5)	(1.0)
Effect of exceptional items	(3.2)	-	-

Basic earnings per share after amortisation of goodwill and exceptional items	3.2	5.0	11.3

Diluted earnings per share

	Six months to 30 September 2002 pence	Six months to 30 September 2001 pence	Year to 31 March 2002 pence
Diluted earnings per share before amortisation of goodwill and exceptional items	6.9	5.4	12.1
Effect of amortisation of goodwill	(0.6)	(0.5)	(1.0)
Effect of exceptional items	(3.1)	-	-
Diluted earnings per share after amortisation of goodwill and exceptional items	3.2	4.9	11.1

6. Dividend
On 14 June 2002, prior to flotation, Burberry Group paid a dividend of £219.0 million to GUS group as part of the Burberry Group reorganisation (see note 1). The interim dividend of 1p per share will be paid on 5 February 2003 to shareholders on the Register at the close of business on 24 January 2003.

7. Foreign currency

	Average			Closi	
	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002	As at 30 September 2002	As at Septemb 20
The principal exchange rates used were as follows:					
US dollar	1.51	1.43	1.43	1.57	1.
Euro	1.59	1.62	1.62	1.59	1.

Hong Kong dollar	11.77	-	11.16	12.23
Korean won	1,855	-	-	1,919

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.
The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately twelve months in advance of royalty receipts, was Yen 172.48: £1 in the six months ended 30 September 2002 (2001: Yen 159.70: £1).

8. Debtors

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Trade debtors	99.5	87.9	77.7
Other debtors	7.3	1.4	1.5
Prepayments and accrued income	14.6	16.4	12.1
Balances owed by GUS group	2.3	3.5	0.3
Deferred tax assets	10.4	8.5	7.8
Total	134.1	117.7	99.4

The deferred tax assets at 30 September 2002 and 2001 reflect the asset recorded at the immediately preceding 31 March, adjusted for any deferred tax arising on acquisitions which occurred in the relevant six month period and foreign currency movements.

9. Creditors - amounts falling due within one year

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Secured:			
Bank loans	9.8	10.4	8.2
Unsecured:			
Bank loans and overdrafts	0.3	2.0	0.7
Trade creditors	22.7	26.8	27.0
External dividend payable	1.1	-	-

Dividend payable to GUS group	3.9	-	-
Balances owed to GUS group	0.9	0.3	0.3
Corporation tax	10.7	23.0	28.9
Other taxes and social security costs	4.3	5.6	4.0
Other creditors	18.8	19.8	17.0
Accruals and deferred income	48.5	34.9	37.3
Deferred consideration for acquisitions	2.5	-	2.5
Total	123.5	122.8	125.9

The secured bank loans relate to a retail freehold property and specific trade debtors.

10. Creditors - amounts falling due after more than one year

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Secured:			
Bank loans	-	5.9	-
Unsecured:			
Bank loans	18.2	-	-
Other creditors	5.1	2.3	3.1
Deferred consideration for acquisitions	30.1	17.9	20.0
Total	53.4	26.1	23.1

The secured bank loans relate to a retail freehold property.

11. Redeemable preference share capital

Called up redeemable preference share capital was issued prior to flotation and is held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Company's ordinary shares

financial year reaches £100,000 per ordinary share.
The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full.

Independent review report to Burberry Group plc

Introduction

We have been instructed by Burberry Group plc ("the Group") to review the financial information which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds/GUS investment in Burberry Group, the Group balance sheet, the Group cash flow statement and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the combined financial information included in the Listing Particulars of Burberry Group plc dated 12 July 2002, except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of Interim Financial Information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
London
18 November 2002

Shareholder Information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service, telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com.

Financial calendar for the year ended 31 March 2002

Third quarter trading update	13 January 2003

Interim dividend record date	24 January 2003
Interim dividend to be paid	5 February 2003
Second half trading update	15 April 2003
Preliminary announcement of results for the year to 31 March 2003	22 May 2003
Annual General Meeting	15 July 2003

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ
Telephone: 020 7968 0000
END

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News release

GUS

21 November 2002

GUS plc
One Stanhope Gate
London W1K 1AF
Tel 020 7495 0070
Fax 020 7495 1567
www.gusplc.com

GUS PLC
INTERIM RESULTS FOR
SIX MONTHS ENDED 30 SEPTEMBER 2002

Highlights

- **20% increase in profit** before amortisation of goodwill, exceptional items and taxation to £247m (2001: £206m)
- **16% increase in earnings per share** before amortisation of goodwill and exceptional items to 18.0p (2001: 15.5p)
- **6% increase in the interim dividend** to 6.9p (2001: 6.5p)
- **Experian**: sales up 6%, profit up 10%
- **Argos Retail Group**: sales up 7%; profit up 14%
- **Burberry**: sales up by 16%; profit up 31%
- **£139m exceptional profit** on partial IPO of Burberry
- **Homebase:** agreed offer for about £900m

Sir Victor Blank, Chairman of GUS, commented:
"We have established clear momentum at GUS and once again made good strategic and financial progress in the first half. The partial IPO of Burberry and today's agreed offer for Homebase are further steps in refocusing GUS for growth."

John Peace, Chief Executive of GUS, commented:
"GUS has had another successful six months with all our major businesses growing profits by over 10%. We continue to view the outlook for the second half with confidence, while remaining mindful of the potential impact of economic and political uncertainty."

Enquiries

GUS

John Peace	Chief Executive	020 7495 0070
David Tyler	Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger		020 7251 3801
Rollo Head		

There will be a presentation today to analysts and institutions at 10.00am at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ and a press conference at 12 noon at the same location.

GUS and Burberry announcements are available on the GUS website: www.gusplc.com. The GUS slide pack and presentation to analysts and institutions will also be available there later in the day.

There will also be a conference call to discuss the results at 3.00pm today. A replay will be available later on the GUS website.

Photography is available from: www.newscast.co.uk.

GUS will issue its Third Quarter Trading Update on 14 January 2003. Its preliminary results for the year to March 2003 will be announced on 28 May 2003.

CHIEF EXECUTIVE'S REVIEW

GUS has continued to make good financial and strategic progress in the first half of the current financial year, building on the momentum of the previous two years.

Strong financial progress
Despite difficult trading conditions in some of its markets, sales increased by 6% in the six months to September 2002. Profit before amortisation of goodwill, exceptional items and taxation grew by 20% in the period. Argos, Experian and Burberry all reported a further set of record first half profits, while the interest charge was much reduced. This is the fourth consecutive half year where profit before tax has increased by more than 10% over the comparative period.

Continued portfolio rationalisation
GUS has continued to reposition its portfolio of businesses. The successful partial flotation of Burberry in July raised £239m for GUS as well as establishing an independent market value for Burberry. Outstanding balances were reduced by £121m in the Finance division while the property joint venture with British Land raised £49m from disposals.

Focus on growth opportunities
Capital released from these disposals has been reinvested in growth opportunities. Some of these are organic, such as development of the Argos store card, which now has over 500,000 active cardholders. Group capital expenditure in the current financial year is expected to be about £350m, with the major projects being additional warehouses for Argos and flagship stores for Burberry. A working capital investment in ARG Financial Services of up to £75m is expected in the year to March 2003.

Acquisitions to deliver growth in our main businesses have been made. ConsumerInfo.com, which was acquired by Experian North America in April 2002, has given us clear market leadership in the rapidly growing direct-to-consumer market for credit reports, scores and related products. Today's separate announcement of an agreed offer for Homebase, subject to regulatory clearance, is a major development for ARG.

GROUP RESULTS

In the six months to 30 September 2002, sales grew by 6% to £3,038m. Group profit before amortisation of goodwill, exceptional items and taxation increased to £247m, compared to £206m in the same period last year, despite an adverse currency translation effect of £9m, relating mainly to the dollar. In addition, there was an exceptional profit of £138m, predominantly from the partial Initial Public Offering of Burberry.

The interest charge was £16.5m lower in the period. Of this, £11.5m resulted from lower interest rates and reduced levels of debt. The other £5.0m arose from a change in accounting relating to forward sales of foreign currencies undertaken to hedge the Group's overseas assets, which is likely to impact the second half of the financial year in a similar way.

Earnings per share before amortisation of goodwill and exceptional items increased by 16% to 18.0p (2001: 15.5p). This has been reduced by the minority interest in Burberry. The Group's effective tax rate for the year (based on profit before amortisation of goodwill and before profits/losses on sale of businesses) is expected to be 23.9%, compared to 23.8% in the year to 31 March 2002.

The Group generated £226m of free cash flow in the period before acquisitions, disposals and dividends (2001: £284m). Net debt excluding securitised loans was £1.19bn at 30 September 2002, a reduction of £91m from 31 March 2002.

The Board has announced an interim dividend of 6.9p, representing a rise of 0.4p or 6% over last year.

6 months to 30 September	Sales		Profit before taxation	
	2002 £m	2001 £m	2002 £m	2001 £m
Experian [1]	578	545	118.1	107.2
Argos Retail Group [2]	2,130	1,997	76.2	66.7
Burberry	274	236	55.1	42.1
Other	56	79	19.8	29.1
Total	**3,038**	**2,857**	**269.2**	**245.1**
Net interest			(22.4)	(38.9)
Profit before amortisation of goodwill, exceptional items and taxation			**246.8**	**206.2**
Amortisation of goodwill			(56.0)	(48.6)
Exceptional items			138.0	(26.0)
Profit before taxation			**328.8**	**131.6**
EPS before amortisation of goodwill and exceptional items			**18.0p**	**15.5p**
Reported EPS			**26.9p**	**8.6p**

1 Experian 2001 figures restated to include £11m of sales from third party call centre and related activities transferred from Reality, and a £3.1m loss from CreditExpert previously reported in gusco.com

2 ARG 2001 figures restated to include £32m of external logistics sales and £2.2m of profit previously reported by Reality

See Appendix One for details on restated sales and profits

EXPERIAN

6 months to 30 September	Sales		Operating profit	
	2002 £m	2001* £m	2002 £m	2001* £m
Experian North America	355	342	80.6	73.8
Experian International	223	203	37.5	33.4
Total	578	545	118.1	107.2
Operating margin			20.4%	19.7%

* 2001 restated to reflect transfer of activities from gusco.com to Experian North America and transfer of third party call centre and related activities from Reality to Experian International

For Experian as a whole, sales in the first half increased by 10% and operating profit by 14% at constant exchange rates, leading to an increase in the operating margin. Experian also generated strong cash flow in the first half. Additional segmental information on Experian is given in Appendix Two.

Experian North America

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales	355	342	10%
Operating profit *	80.6	73.8	15%
Of which:			
- Direct business *	65.5	59.6	16%
- FARES	15.1	14.2	12%
Operating margin	22.7%	21.6%	

* 2001 profit restated to include £3.1m loss previously reported in gusco.com

In the first six months of the financial year, Experian North America delivered a strong performance and generated record sales and profits. In dollars, sales grew by 10% and operating profit by 15%.

Assisted by a buoyant market and robust demand from clients in interest rate sensitive sectors, Credit Information and Credit Solutions together grew by 10%, excluding acquisitions. There was particularly strong growth in pre-screen, fraud and portfolio management solution suites, and also in business information. Direct-to-consumer sales amounted to $52m in the period, including a first-time contribution of $44m from ConsumerInfo.com, acquired in April 2002. Marketing Information and Marketing Solutions sales were 13% lower in dollar terms, reflecting the difficult conditions in the direct marketing industry.

Overall, excluding ConsumerInfo.com, Experian North America's dollar sales were 1% ahead of the same period last year. Had the sales of ConsumerInfo.com been included for the comparative period last year, dollar sales would have grown by 4%.

The FARES joint venture is Experian's chosen way of competing in the real estate information sector. It experienced a further six months of exceptional trading reflecting a continuing strong mortgage refinancing market. Operating profit at $22.8m was 12% ahead of the same period last year.

Experian North America's total operating profit increased to $121.8m, up 15%. The key drivers were the strong sales growth reported in Credit Information and Credit Solutions, the first time positive contribution from its direct-to-consumer activities and the benefit from ongoing cost reduction programmes, partly offset by higher employee costs and insurance premiums.

Restructuring costs of $4.5m were similar to those in the first half last year ($4.8m). As previously announced, a change in the data amortisation period for its consumer credit data from five to seven years benefited profits by $4m in the first half.

Experian North America's strategy is focused on growth opportunities through:

- *building on its core businesses*. Experian North America believes that it continues to win share with many clients in the financial services, insurance and retail markets as a result of more co-ordinated and focused sales efforts.

  It has also made progress in buying in its affiliated credit bureaux, having purchased three of its 38 bureaux by the end of the first half, and two more in October. These include AQM, one of its five largest affiliates. These acquisitions will drive growth by enabling Experian to take control of the distribution of its credit products and give it a greater share of the value chain in consumer credit by growing sales, profit and cash flow.

- *successfully selling new products.* Major new contracts have been signed in the first half covering many of Experian North America's key growth areas, such as:

  - customer data integration and database hosting, for five major US financial institutions;

  - Credit Solutions, via a partnership agreement with TSYS, a global leader in payments processing. This will incorporate Experian's customer strategy management software into TSYS systems. TSYS processes payments for 230 million accounts in 19 countries; and

  - direct-to-consumer, where Experian North America has formed a multi-year strategic partnership with Trilegiant which provides paper-based credit monitoring services to more than five million members through relationships with leading financial institutions and retailers. Experian will now provide online credit-related products to these members.

- *growing by targeted acquisitions*. The acquisition of ConsumerInfo.com has moved Experian into a market leading position in the direct-to-consumer industry. Since its acquisition, ConsumerInfo.com has continued to grow strongly, with sales up 75% over the same period last year. Total membership reached one million in September, in addition to 140,000 members of other Experian-developed brands.

Experian International

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales			
UK *	139	125	11%
Rest of World	84	78	7%
Total	223	203	10%
Operating profit	37.5	33.4	12%
Operating margin	16.8%	16.4%	

* 2001 sales restated to include £11m of third party call centre and related activities transferred from Reality

Experian International again generated double-digit growth in sales and profits, with an increase in sales of 10% and operating profit up 12% at constant exchange rates. Acquisitions, net of disposals, contributed 1% to sales growth.

Credit Information and Credit Solutions sales together grew at double-digit rates on an underlying basis. Credit Information benefited from a strong performance in business information and growth from the Spanish credit bureau launched earlier in the year. Despite slippage of some Rest of World contracts into the second half, Credit Solutions saw strong growth in account processing, fraud, scoring and risk management.

Marketing Information and Marketing Solutions grew strongly by 8% on an underlying basis, benefiting from continuing growth in the automotive and insurance sectors. Outsourcing accounted for 32% of sales in the first half, following the transfer of the third party activities from Reality.

Its strategy continues to be sustaining sales and profit growth by:

- *building on its core businesses*. Experian International successfully won three major contracts in the first half in Credit Solutions and Outsourcing. Together, these contracts will generate £15m of new business in a full year, with the total value of the contracts over their lifetime being in excess of £55m. Experian UK also signed three new contracts in the government sector.

- It has also recently expanded its consumer credit bureaux network with the launch of a bureau in Ireland. Building on the successful start-up of the Spanish bureau, Experian International now provides consumer bureaux services in nine countries.

- *successfully selling new products*. New versions of Experian's award winning e-series products have been launched in the first half and about 50% of its UK clients are now connecting to Experian via the web. In September, a significant new phase of the UK Motor Insurance Database went live, which extends the coverage to include fleet vehicles. 25,000 police enquiries per day are now being made on the new system.

- *growing by targeted acquisitions*. Acquisitions made during the period, adding new skills, products and markets, include Business Strategies, a leading economic consultancy business in the UK, and ITEM, a Spanish marketing services company. The total cost of these acquisitions was less than £5m.

ARGOS RETAIL GROUP

6 months to 30 September	Sales		Operating profit	
	2002 £m	2001 £m	2002 £m	2001 £m
Argos	1,284	1,165	52.1	44.2
Home Shopping UK & Ireland *	704	715	9.5	13.0
Financial Services	14	3	2.2	(0.9)
Home Shopping Continental Europe	128	114	12.4	10.4
Total	2,130	1,997	76.2	66.7
Operating margin			3.6%	3.3%

* 2001 Home Shopping UK & Ireland restated to include £32m sales and £2.2m profit previously reported by Reality

Argos Retail Group (ARG) increased sales by 7% and profit by 14%, further reinforcing its position as the leading UK multi-channel retailer.

Argos

6 months to 30 September	2002 £m	2001 £m	Change
Sales*	1,284	1,165	10%
Operating profit*	52.1	44.2	18%
Operating margin	4.1%	3.8%	

* includes Argos Additions and jungle.com

Through its strategy of improving choice, value and convenience for its customers, Argos continued to outperform its market in the first half of the year, a period during which the growth in consumer spending moderated. Argos increased sales by 10% and profit by 18%, generating a further improvement in the operating margin.

Excluding Argos Additions and jungle.com, Argos' sales increased by 12%, being 7% on a like-for-like basis with a 5% contribution from new stores. Sales growth accelerated following the launch of the Autumn/Winter catalogue at the end of July. Strong performances continued to be seen in furniture, homewares and electricals.

Gross margin at Argos was firm compared to the same period last year, driven by mix and better buying. Despite further investment in the supply chain and store refurbishment programmes, operating margin increased again by 0.3% to 4.1%.

Argos has five key growth initiatives, against which good progress has been made in the first half:

- *open about 35 new stores per annum.* Argos opened 12 additional stores in the period, bringing the total at 30 September to 502. The majority of these openings were second or third stores in larger towns and cities. Sales from store openings have exceeded expectations, contributing 5% to growth in the first half;

- *refurbish all remaining small stores by March 2004.* An additional 60 stores were refurbished in the first half, bringing the total to 235, more than half way through the programme. To improve convenience further for customers, QuickPay kiosks are being introduced into 190 stores ahead of the peak Christmas trading period. Customers can order and pay by credit or debit card at a touch screen kiosk instead of a till, thereby reducing the total time spent in store purchasing goods;

- *expand the range.* Part of Argos' stated strategy for growth has been to increase the choice available to customers. The Autumn/Winter 2002 catalogue contains 11,400 lines. This is an increase of 55% on three years ago and 28% on one year ago. This increase in lines over last year is predominantly in areas such as homewares and furniture. Of the 2,500 increase in lines, about 1,600 are stocked in store, with the balance being available for home delivery only;

- *invest £120m in its supply chain.* The four-year programme initiated last year is on track, making improvements to IT, software systems and product sourcing as well as building new warehouse capacity. The full programme is expected to yield benefits when complete of about £50m per annum to support competitive pricing, margins and other growth and value propositions. Pricing in the current Autumn/Winter 2002 catalogue on re-included lines was 3% below last year; and

- *growth in capacity and customer service improvements at Argos Direct.* Sales via Argos Direct increased 38% and now account for 20% of Argos' sales - up from 16% last year. A second Argos Direct warehouse is being built in Marsh Leys, Bedfordshire and will help to service this growth from mid 2003. Improvements in IT systems and the range of delivery options available to customers have been made.

Sales at Argos Additions in the first half were £66m, up 4% compared to the same period last year. In the Autumn/Winter 2002 catalogue, refinements were made to the credit offer, to pricing and to merchandise (more unique product, wider range, presentation), which have stimulated higher sales growth since the new catalogue launch.

Sales from jungle.com in the first half were significantly lower than last year. As previously announced, ARG intends to integrate jungle.com further into Argos. Preliminary estimates of the one-off cost of this move are in the region of £10m, of which less than half will be cash. This will be charged against operating profit in the second half of the year.

Home Shopping UK and Ireland

6 months to 30 September	2002 £m	2001* £m	Change
Sales			
Home Shopping	670	683	(2%)
Reality logistics	34	32	6%
Total	704	715	(2%)
Operating profit	9.5	13.0	(27%)
Operating margin	1.3%	1.8%	

* 2001 Home Shopping UK & Ireland restated to include £32m sales from external logistics activities and £2.2m profit previously reported by Reality

UK Home Shopping continues to realign itself as a smaller, but profitable agency business, while pursuing opportunities in the growing direct market.

In the first half of the financial year, agency sales at UK Home Shopping declined by 5%. This reflects a difficult clothing market in the period and a decision to restrict the use of "buy now, pay later" credit offers. Active customer numbers continued to contract but average spend increased slightly.

Direct catalogues, mainly Marshall Ward and Abound, grew sales by over 30% and now account for 14% of total Home Shopping sales, compared to 11% last year. There was increased marketing and recruitment spend behind Abound in particular. Its third catalogue was launched in August, offering more exclusive fashion lines.

Operating profit fell by £3.5m in the first half compared to the same period last year, reflecting the 2% decline in sales. Gross margins were in line with last year, with buying benefits being offset by higher markdowns. Stocks at the end of the period were 10% below last year. The cost reduction programme continued, but this was re-invested in marketing support for the direct catalogues and investment in the relocated head office.

With the focus on stabilising agency profits, a further 75 redundancies have recently been announced. The cost of about £2m will be charged against operating profit in the second half of the year.

External logistics sales grew by 6% in the first half compared to the same period last year. Family Hampers was sold in July 2002 for £5.5m. Its sales, which fall predominantly in the second half of the financial year, were £47m in the year to March 2002.

Financial Services

6 months to 30 September	2002 £m	2001 £m
Sales*	14	3
Operating profit/(loss)	2.2	(0.9)

* Sales mainly represent interest income, fees and commissions relating to the Argos store card

Financial Services generated an operating profit of £2.2m in the first half. Profits from selling insurance and personal loans to Home Shopping customers increased slightly. Operating losses in the Argos store card were also lower than last year.

At 30 September 2002, there were 540,000 active Argos store card accounts (up from 460,000 at March 2002) with a loan book of nearly £130m. Over 7% of Argos' sales were funded through the card. Following its first time inclusion in the Argos Autumn/Winter 2002 catalogue, the personal loan product has generated nearly 3,000 loan accounts. For the full year to March 2003, revenue investment spend is expected to be about £15m with an increase of up to £75m in the store card and personal loan books.

Home Shopping Continental Europe

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales	128	114	10%
Operating profit	12.4	10.4	16%
Operating margin	9.7%	9.1%	

At constant exchange rates, sales from European Home Shopping increased by 10% and profit by 16%. This was driven by Wehkamp, the leading home shopping brand in Holland, which accounts for over 80% of sales. It benefited from promotional activity surrounding the celebration of its 50th anniversary, improved service levels and a successful initiative to grow branded clothing sales. Sales and profit at Halens, the Scandinavian operation, were both up 5% in local currency.

e-commerce

Across ARG, e-commerce sales continued to grow strongly to £104m, compared to £65m in the prior period. The number of visits to the Argos website nearly doubled in the first half and almost 4% of Argos' sales were over the Internet. 6% of UK Home Shopping's sales and 14% of Wehkamp's sales were ordered through their websites.

BURBERRY

Following the partial IPO of Burberry Group plc, GUS retains a 77% stake in Burberry. The following is an abridged version of the latter's Interim Results announcement released on 19 November 2002.

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales	274	236	17%
Operating profit	55.1	42.1	32%
Operating margin	20.1%	17.8%	

Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Total sales in the first half advanced to £274m from £236m in the comparative period, representing an increase of 17% at constant exchange rates. This is 9% on an underlying basis (ie at constant exchange rates and excluding the impact of the Asia acquisitions).

At constant exchange rates, operating profit increased by 32% to £55.1 million. Underpinning this growth was operating margin expansion from 17.8% to 20.1%. This gain was driven primarily by the integration of the Asia acquisitions, reduced markdown costs and favourable product and channel shifts.

Burberry continued to make solid progress in executing its key growth initiatives by product, region and channel of distribution during the first half.

By product
Accessories penetration increased to 28% of sales versus 25% in the prior period. Womenswear continued to be a critical component in the modernisation of the brand, delivering 17% growth and constituting one-third of sales for the period. Menswear experienced improved results responding to new product and merchandising initiatives implemented over the past year.

By region
Burberry's focus on the US resulted in 27% sales growth in this market versus the prior year, driven by strong improvement in both the retail and wholesale channels. In Asia, the acquisition of the Korean distributor in July completed an important step in the strategy of bringing the majority of Burberry's non-Japan Asia business under direct operating control. Europe experienced moderate growth during the period.

By distribution channel
Total retail sales increased by 32% in the first half, boosted by the contribution from the Asia acquisitions. On an underlying basis, retail sales increased by 17%, driven by gains at existing stores and by sales from newly opened stores. During the first half, Burberry opened five stores, including a flagship store in Barcelona, three other stores (in Heathrow Airport, Hong Kong and Florida), as well as one outlet store.

Burberry's 24,000 square foot New York flagship store on East 57th Street, which presents the most comprehensive expression of the brand to date, is now open, as is the Knightsbridge flagship store. At 30 September 2002, Burberry operated 124 retail locations, consisting of 45 Burberry stores, 59 concessions and 20 outlet stores.

Total wholesale sales advanced 8% during the first half. On the basis of orders received to date, Burberry anticipates that the aggregate Spring/Summer 2003 wholesale order book will show single digit growth over the prior year.

Licensing revenues in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties reflecting double digit volume gains and increases in certain royalty rates. In licensing, performance in Japan was excellent, aided by Burberry's efforts in co-ordinating and enhancing brand consistency in that market.

SOUTH AFRICAN RETAILING

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales	54	65	10%
Operating profit	13.8	15.8	17%
Operating margin	25.6%	24.3%	

Despite a tough economic environment, the rate of sales growth in South African Retailing accelerated in the first half. Sales grew by 10% in Rand, outperforming other furniture retailers. Growth was driven by more effective marketing and merchandise strategies. Operating profit in Rand grew by 17%, leading to a further improvement in the operating margin. This was due to cost savings across the business and lower repossession losses as a result of stringent credit approval and collection polices, developed in conjunction with Experian.

The Rand weakened further in the first half of the year from an average rate of £1=R11.8 in 2001 to R15.8 in 2002. This reduced reported sales by £18m and operating profit by £4.6m in the first half of year. The closing rate at 30 September 2002 was R16.5 (2001: R13.3).

FINANCE

6 months to 30 September	2002 £m	2001 £m
Operating profit	4.0	9.4

General Guarantee Finance continued to wind down its loan book during the period, showing a reduction of £121m from the balance of £254m at 31 March 2002. At 30 September 2002, GGF's outstanding advances, net of provisions, were £133m, of which £83m were funded by securitised debt. GGF's outstanding advances are expected to reduce to about £60m by the end of the financial year.

PROPERTY

6 months to 30 September	2002 £m	2001 £m
Operating profit	12.6	12.8

The joint venture with British Land sold a further 22 properties in the first half of the year, raising £49m, which was used to repay borrowings. At 30 September 2002, the joint venture's portfolio of 126 properties was valued at £784m.

gusco.com

6 months to 30 September	2002 £m	2001* £m
Operating loss	(1.4)	(2.2)

* 2001 profit restated to exclude £3.1m loss from CreditExpert now reported in Experian North America

Revenue spend of £1.4m in gusco.com in the first half largely comprised the funding of MyPoints Europe, a web-based loyalty scheme, which grew its registered customer base to over 300,000.

INTEREST COSTS

Interest costs were £16.5m lower than last year, mainly due to the impact of lower interest rates, the refinancing in November 2001 of the $800m 6.4% fixed rate bank loan and the receipt of £239m net proceeds from the partial IPO of Burberry.

In addition, GUS has changed its accounting for interest, with effect from 1 April 2002. The change relates to forward sales of foreign currencies undertaken to hedge GUS' overseas assets. Previously, the interest rate differential arising on these forward currency sales has been taken directly to reserves in GUS' accounts as it has not been material. GUS will now account for this differential as interest through its profit and loss account.

The effect of the change has been to reduce net interest costs in the six months to September 2002 by £5.0m. This consists of a £6.0m gain from dollar and euro hedging less the £1.0m cost of South African hedging. If interest rates continue at current levels, there is likely to be a similar impact in the six months to 31 March 2003. There would have been no material effect had this approach been applied in the year ended 31 March 2002. Note 1 to the financial statements includes a more detailed explanation.

EXCEPTIONAL ITEMS

6 months to 30 September	2002 £m	2001 £m
Net profit on partial IPO of Burberry	139.3	-
Loss on sale of businesses	(1.3)	(7.6)
Restructuring costs in Argos Retail Group/Reality	-	(16.3)
Loss on sale of e-commerce investments	-	(2.1)
Total profit/(charge)	**138.0**	**(26.0)**

During the first half, exceptional items related to the sale of 22.5% of Burberry via an Initial Public Offering, together with the disposals of Family Hampers and Fidelitas (Argentina), previously part of Experian.

CASH FLOW AND NET DEBT

The Group's free cash flow during the first half was £226m, compared to £284m in the same period last year. After the payment of dividends, the repayment of securitised loans and acquisitions and disposals, there was a net cash inflow of £91m for the first half, compared to an outflow of £97m in the same period last year. Net debt was £1,194m at 30 September 2002, excluding securitised loans of £83m.

APPENDIX ONE – *Restated sales and profit*

Restatement of sales

6 months to 30 September 2001 £m	As reported	Change	As restated
Experian International	192	11	203
Home Shopping UK	683	32	715
Reality (external sales)	43	(43)	-
Reality (internal sales)	183	(183)	-
Inter-divisional	(188)	183	(5)
Other	1,944	-	1,944
	2,857	**-**	**2,857**

Restatement of operating profit

6 months to 30 September 2001 £m	As reported	Change	As restated
Experian North America	76.9	(3.1)	73.8
gusco.com	(5.3)	3.1	(2.2)
Home Shopping UK	10.8	2.2	13.0
Reality	2.2	(2.2)	-
Other	121.6	-	121.6
	206.2	**-**	**206.2**

APPENDIX TWO - *Additional information on Experian*

Reported sales for Experian North America

6 months to 30 September	2002 $m	2001 $m	Underlying change [1]
Information			
- Credit [2]	314	243	11%
- Marketing [3]	68	83	(18%)
Total	382	326	3%
Solutions			
- Credit	43	40	10%
- Marketing	68	73	(8%)
Total	111	113	(2%)
Outsourcing	44	51	(13%)
Reported sales [2]	**537**	**490**	**1%**

1 Excluding acquisitions and disposals and at constant exchange rates
2 Had the sales of ConsumerInfo.com been included for the comparative period last year, total dollar sales would have grown by 4%.
3 A large short-term automotive marketing contract that accounted for 2% of total dollar sales in the first half last year was not repeated this year. Excluding this, the decline in Marketing Information sales would have been reduced to 4%.

Reported sales for Experian International

6 months to 30 September	2002 £m	2001 £m	Underlying change [1]
Information			
- Credit	45	41	14%
- Marketing	25	22	9%
Total	70	63	12%
Solutions			
- Credit	69	62	8%
- Marketing	14	13	8%
Total	83	75	8%
Outsourcing [2]	71	65	7%
Discontinued activities/eliminations	(1)	-	
Reported sales [2]	**223**	**203**	**9%**

1 Excluding acquisitions and disposals and at constant exchange rates
2 2001 sales restated to include £11m of third party call centre and related activities sales transferred from Reality

GUS plc
Group profit and loss account
for the six months ended 30 September 2002

	Six months to 30.9.02 Before Exceptional Items £m	Six months to 30.9.02 Exceptional Items (Note 3) £m	Six months to 30.9.02 Total £m	Six months to 30.9.01 £m	Year to 31.3.02 £m
Turnover - continuing operations	**3,037.8**	**-**	**3,037.8**	2,856.9	6,457.3
Cost of sales	**(1,718.1)**	**-**	**(1,718.1)**	(1,691.3)	(3,868.9)
Gross profit	**1,319.7**	**-**	**1,319.7**	1,165.6	2,588.4
Net operating expenses before goodwill charge	**(1,082.1)**	**(22.2)**	**(1,104.3)**	(966.3)	(2,064.7)
Goodwill charge	**(56.0)**	**-**	**(56.0)**	(48.6)	(126.9)
Net operating expenses	**(1,138.1)**	**(22.2)**	**(1,160.3)**	(1,014.9)	(2,191.6)
Operating profit – continuing operations	**181.6**	**(22.2)**	**159.4**	150.7	396.8
Share of operating profit of BL Universal PLC (joint venture)	**12.6**	**-**	**12.6**	12.8	24.8
Share of operating profit of associated undertakings	**19.0**	**-**	**19.0**	16.7	33.7
Loss on sale of fixed asset investments	**-**	**-**	**-**	(2.1)	(2.1)
Trading profit	**213.2**	**(22.2)**	**191.0**	178.1	453.2
Profit on Initial Public Offering of Burberry	**-**	**161.5**	**161.5**	-	-
Loss on sale of businesses	**-**	**(1.3)**	**(1.3)**	(7.6)	(6.6)
Profit on ordinary activities before interest	**213.2**	**138.0**	**351.2**	170.5	446.6
Net interest	**(22.4)**	**-**	**(22.4)**	(38.9)	(66.5)
Profit on ordinary activities before taxation	**190.8**	**138.0**	**328.8**	131.6	380.1
Tax on profit on ordinary activities					
- UK			**(35.9)**	(27.8)	(75.3)
- Overseas			**(17.8)**	(17.7)	(46.8)
			(53.7)	(45.5)	(122.1)
Profit on ordinary activities after taxation			**275.1**	86.1	258.0
Equity minority interests			**(7.4)**	-	(1.4)
Profit for the period			**267.7**	86.1	256.6
Dividends			**(68.2)**	(64.5)	(216.4)
Retained profit for the period			**199.5**	21.6	40.2
Profit before amortisation of goodwill, exceptional items and taxation			**246.8**	206.2	552.1
Earnings per share					
- Basic			**26.9p**	8.6p	25.7p
- Diluted			**26.7p**	8.5p	25.5p
Earnings per share before amortisation of goodwill and exceptional items					
- Basic			**18.0p**	15.5p	41.7p
- Diluted			**17.8p**	15.4p	41.4p
Dividend per share			**6.9p**	6.5p	21.7p

GUS plc

Statement of total recognised gains and losses for the six months ended 30 September 2002

	Six months to 30.9.02 £m	Six months to 30.9.01 £m	Year to 31.3.02 £m
Profit for the period	**267.7**	86.1	256.6
Revaluation of properties	**6.9**	(9.5)	(9.7)
Currency translation differences	**31.7**	(13.3)	(41.9)
Total recognised gains and losses for the period	**306.3**	63.3	205.0

Reconciliation of movement in shareholders' funds for the six months ended 30 September 2002

	Six months to 30.9.02 £m	Six months to 30.9.01 £m	Year to 31.3.02 £m
Profit for the period	**267.7**	86.1	256.6
Dividends - Interim	**(68.2)**	(64.5)	(64.5)
- Final	**-**	-	(151.9)
	199.5	21.6	40.2
Goodwill on disposals	**2.7**	4.0	4.0
Shares issued under option schemes	**0.3**	0.6	1.7
Revaluation of properties	**6.9**	(9.5)	(9.7)
Currency translation differences	**31.7**	(13.3)	(41.9)
	241.1	3.4	(5.7)
Opening shareholders' funds	**2,417.2**	2,422.9	2,422.9
Closing shareholders' funds	**2,658.3**	2,426.3	2,417.2

Analysis of net borrowings at 30 September 2002

	30.9.02 £m	30.9.01 £m	31.3.02 £m
Cash and other liquid resources	**213.4**	179.2	171.9
Debt due within one year	**(569.8)**	(732.5)	(646.2)
Finance leases	**(9.1)**	(10.7)	(10.5)
Debt due after more than one year	**(828.2)**	(663.5)	(799.6)
Net debt at end of period	**(1,193.7)**	(1,227.5)	(1,284.4)
Non-recourse borrowings	**(82.5)**	(357.9)	(201.0)
Net borrowings at end of period	**(1,276.2)**	(1,585.4)	(1,485.4)

GUS plc
Group balance sheet
at 30 September 2002

	30.9.02 £m	30.9.01 (Restated) (Note 1) £m	31.3.02 £m
Fixed assets			
Goodwill	**1,530.3**	1,482.7	1,421.5
Other intangible assets	**180.4**	175.4	191.7
Tangible assets	**883.9**	777.0	847.1
Investment in joint venture	**205.3**	200.1	195.3
Other investments	**132.4**	120.3	115.4
	2,932.3	2,755.5	2,771.0
Current assets			
Stocks	**650.2**	666.3	590.4
Debtors - due within one year	**1,777.0**	1,584.9	1,705.5
Debtors - due after more than one year	**211.8**	205.2	200.0
Securitised receivables	**145.1**	422.0	263.4
Less: non-recourse borrowings	**(82.5)**	(357.9)	(201.0)
	62.6	64.1	62.4
Investments	**61.7**	52.7	53.1
Bank balances and cash	**261.9**	273.5	202.6
	3,025.2	2,846.7	2,814.0
Creditors			
Amounts due within one year	**(2,180.4)**	(2,334.2)	(2,171.3)
Net current assets	**844.8**	512.5	642.7
Total assets less current liabilities	**3,777.1**	3,268.0	3,413.7
Creditors - amounts due after more than one year	**(908.1)**	(716.1)	(864.6)
Provisions for liabilities and charges	**(123.4)**	(123.0)	(126.5)
Net assets	**2,745.6**	2,428.9	2,422.6
Capital and reserves			
Called up share capital	**251.7**	251.6	251.7
Share premium account	**3.7**	2.4	3.4
Revaluation reserve	**126.0**	127.8	120.9
Profit and loss account	**2,276.9**	2,044.5	2,041.2
Shareholders' funds	**2,658.3**	2,426.3	2,417.2
Minority interests	**87.3**	2.6	5.4
Capital employed	**2,745.6**	2,428.9	2,422.6

GUS plc
Group cash flow statement
for the six months ended 30 September 2002

	Six months to 30.9.02 £m	Six months to 30.9.01 £m	Year to 31.3.02 £m
Cash flow from operating activities			
Operating profit	**159.4**	150.7	396.8
Depreciation and amortisation charges	**168.3**	149.6	338.7
Change in working capital	**(50.6)**	(49.2)	(195.0)
	277.1	251.1	540.5
Dividends received from associated undertakings	**12.4**	13.2	22.8
Returns on investments and servicing of finance	**18.8**	(28.9)	(43.0)
Taxation	**(56.8)**	(21.7)	(82.0)
Capital expenditure	**(165.2)**	(144.3)	(321.8)
Financial investment	**(24.7)**	(33.0)	(15.5)
Acquisition of subsidiaries	**(149.8)**	(15.6)	(34.3)
Disposal of subsidiaries	**242.8**	-	6.3
Dividends paid	**(151.5)**	(147.9)	(212.8)
Cash inflow/(outflow) before management of liquid resources and financing	**3.1**	(127.1)	(139.8)
Management of liquid resources	**(27.4)**	(7.5)	(18.0)
Financing - issue of shares	**0.3**	0.6	1.7
- change in debt and lease financing	**38.6**	65.8	74.6
Increase/(decrease) in cash	**14.6**	(68.2)	(81.5)

Reconciliation of net cash flow to movement in net debt

	Six months to 30.9.02 £m	Six months to 30.9.01 £m	Year to 31.3.02 £m
Increase/(decrease) in cash	**14.6**	(68.2)	(81.5)
Cash inflow from movement in debt and lease financing	**(38.6)**	(65.8)	(74.6)
Cash outflow from movement in liquid resources	**27.4**	7.5	18.0
Movement in net debt resulting from cash flows	**3.4**	(126.5)	(138.1)
Loans and finance leases acquired with subsidiary	**-**	-	(7.2)
New finance leases	**(1.5)**	(0.2)	(4.9)
Exchange movements	**88.8**	29.6	(3.8)
Movement in net debt	**90.7**	(97.1)	(154.0)
Net debt at beginning of period	**(1,284.4)**	(1,130.4)	(1,130.4)
Net debt at end of period	**(1,193.7)**	(1,227.5)	(1,284.4)

GUS plc
Divisional analysis
for the six months ended 30 September 2002

	Turnover			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.02	30.9.01 (Restated) (Note 2)	31.3.02 (Restated) (Note 2)	**30.9.02**	30.9.01 (Restated) (Note 2)	31.3.02 (Restated) (Note 2)
	£m	£m	£m	**£m**	£m	£m
Experian						
Experian North America	**355.1**	341.9	688.2	**80.6**	73.8	154.6
Experian International	**223.3**	203.3	427.1	**37.5**	33.4	69.6
	578.4	545.2	1,115.3	**118.1**	107.2	224.2
Argos Retail Group						
Argos	**1,284.1**	1,165.5	2,846.9	**52.1**	44.2	204.0
Home Shopping UK & Ireland	**703.5**	714.9	1,606.7	**9.5**	13.0	33.6
Financial Services	**13.9**	2.5	10.7	**2.2**	(0.9)	(4.8)
Home Shopping Continental Europe	**128.3**	113.5	237.9	**12.4**	10.4	22.4
	2,129.8	1,996.4	4,702.2	**76.2**	66.7	255.2
Burberry	**273.7**	236.1	499.2	**55.1**	42.1	90.3
South African Retailing	**53.6**	65.1	122.7	**13.8**	15.8	30.9
Finance Division	**8.7**	18.6	29.6	**4.0**	9.4	15.1
Property	**-**	-	-	**12.6**	12.8	24.8
gusco.com	**0.5**	0.6	1.3	**(1.4)**	(2.2)	(4.8)
Inter-divisional turnover (principally Experian)	**(6.9)**	(5.1)	(13.0)			
	3,037.8	2,856.9	6,457.3	**278.4**	251.8	635.7
Central costs				**(9.2)**	(6.7)	(17.1)
				269.2	245.1	618.6
Net interest				**(22.4)**	(38.9)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation				**246.8**	206.2	552.1
Amortisation of goodwill (principally Argos)				**(56.0)**	(48.6)	(99.4)
Exceptional items (Note 3)				**138.0**	(26.0)	(72.6)
Profit before taxation				**328.8**	131.6	380.1

Geographical analysis
for the six months ended 30 September 2002

	Turnover			Divisional profit		
	Six months to		Year to	Six months to		Year to
	30.9.02	30.9.01	31.3.02	**30.9.02**	30.9.01	31.3.02
	£m	£m	£m	**£m**	£m	£m
United Kingdom & Ireland	**2,245.9**	2,146.5	4,976.7	**135.9**	125.2	367.9
Continental Europe	**285.9**	255.2	533.2	**25.2**	23.9	46.6
North America	**411.2**	384.2	793.7	**83.6**	76.6	161.2
Rest of World	**94.8**	71.0	153.7	**24.5**	19.4	42.9
	3,037.8	2,856.9	6,457.3	**269.2**	245.1	618.6

GUS plc

Notes to the interim financial statements

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2002 and 30 September 2001 and the audited results for the twelve months ended 31 March 2002. The financial information for the twelve months ended 31 March 2002 has been extracted from the Group's statutory financial statements for that year. The interim financial statements are unaudited and do not constitute statutory accounts but have been formally reviewed by the auditors and their report is set out on page 26.

In the financial statements for the year ended 31 March 2002, the Group implemented Financial Reporting Standard 19 'Deferred Tax' with no material effect on reported profits. The prior year adjustment included in the 2001 interim report was therefore not required and the balance sheet at 30 September 2001 has been restated with provisions for liabilities and charges increased by £16.0m and revenue reserves reduced by £16.0m.

The Group has for several years hedged its investments in subsidiaries outside the UK by a combination of foreign currency borrowings and forward sales of relevant foreign currencies. The forward premium/discount to spot exchange rates incorporated in these forward sales contracts reflects the differential between sterling interest rates and the interest rate of the currency concerned. Until now this interest rate differential has been taken directly to reserves, along with the changes in value during the year of the currency borrowings, the forward currency sales and the assets being hedged. For GUS, the most significant overseas assets are in the United States. In recent months, US short term interest rates have been well below sterling interest rates. As a result of this, and the growth in the Group's forward sales of US dollars, the interest element of these forward dollar sales, whose effect is to reduce interest costs, has become more significant. Similar issues arise in connection with the Group's hedging of its Euro and South African Rand assets, with Euro interest rates slightly below sterling rates and South African interest rates significantly higher than sterling rates.

With effect from 1 April 2002, the Group is accounting for the forward premium/discount arising on forward currency sales as interest. The effect of this change has been to reduce interest expense (and hence increase profit before tax) in the six months ended 30 September 2002 by £5.0m; this consists of a £6.0m gain from Dollar and Euro hedging less a £1.0m cost of South African hedging. There would have been no material effect if this approach had been applied in the year ended 31 March 2002.

2. Divisional analysis

From 1 April 2002, Reality's external logistics sales and results are reported within Home Shopping UK & Ireland with sales from third party call centre and related activities reported as part of Experian International. Comparative figures have been restated. For the six months ended 30 September 2001 and for the year ended 31 March 2002 respectively, £32.0m and £73.4m of external logistics sales are shown within Home Shopping UK & Ireland with £11.0m and £23.2m of sales from third party call centre and related activities included within Experian International. The profits of £2.2m for the six months ended 30 September 2001, and £0.5m for the year ended 31 March 2002, have been included within Home Shopping UK & Ireland.

CreditExpert.com, a US consumer credit management business, is now managed by and reported within Experian North America. Comparative figures have been restated to reduce the losses of gusco.com and to reduce the reported profit of Experian North America by £3.1m for the six months ended 30 September 2001. For the year ended 31 March 2002, the restatement amounts to £4.9m. There is no material impact on turnover for either the six months ended 30 September 2001 or the year ended 31 March 2002.

GUS plc

Notes to the interim financial statements (continued)

3. Exceptional items	Six months to 30.9.02 £m	30.9.01 £m	Year to 31.3.02 £m
Exceptional items comprise:			
Profit on Initial Public Offering of Burberry	**161.5**	-	-
Cost of employee share schemes in connection with the Initial Public Offering of Burberry	**(22.2)**	-	-
	139.3	-	-
Loss on sale of businesses	**(1.3)**	(7.6)	(6.6)
Redundancy and other costs incurred in connection with the combination of Argos and Home Shopping operations and the formation of Reality	-	(16.3)	(36.4)
Impairment of goodwill (principally Reality Solutions)	-	-	(27.5)
Loss on sale of fixed asset investments	-	(2.1)	(2.1)
Exceptional profit/(charge)	**138.0**	(26.0)	(72.6)

The Initial Public Offering of 22.5% of the ordinary share capital of Burberry Group plc took place on 12 July 2002. The associated exceptional items comprise the excess of the flotation proceeds, less costs, over the related portion of net assets at that date and the cost of share schemes designed to secure the retention of employees.

4. Taxation

The effective rate of tax, before amortisation of goodwill, the profit on the Initial Public Offering of Burberry and loss on sale of businesses, is based on the estimated tax charge for the full year at a rate of 23.9% (2002: 23.8%).

5. Foreign currency	Average: Six months to 30.9.02	Average: Six months to 30.9.01	Average: Year to 31.3.02	Closing: 30.9.02	Closing: 30.9.01	Closing: 31.3.02
The principal exchange rates used were as follows:						
US dollar	**1.51**	1.43	1.43	**1.57**	1.47	1.43
Euro	**1.59**	1.62	1.62	**1.59**	1.61	1.64
South African rand	**15.76**	11.80	13.52	**16.52**	13.26	16.15

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

Notes to the interim financial statements (continued)

6. Basic and diluted earnings per share	Six months to 30.9.02 pence	30.9.01 pence	Year to 31.3.02 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**18.0**	15.5	41.7
Effect of amortisation of goodwill	**(5.6)**	(4.8)	(9.9)
Effect of exceptional items	**14.5**	(2.1)	(6.1)
Basic earnings per share	**26.9**	8.6	25.7

The calculation of basic earnings per share is based on profit for the period divided by the weighted average number of Ordinary shares in issue during the period. Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

	Six months to 30.9.02 £m	30.9.01 £m	Year to 31.3.02 £m
Earnings before amortisation of goodwill and exceptional items	**179.0**	155.8	417.0
Effect of amortisation of goodwill	**(56.0)**	(48.6)	(99.4)
Effect of exceptional items	**144.7**	(21.1)	(61.0)
Profit for the period	**267.7**	86.1	256.6

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

	30.9.02 m	30.9.01 m	31.3.02 m
Weighted average number of Ordinary shares in issue during the period*	**995.7**	1,002.3	999.8
Dilutive effect of options outstanding	**8.3**	7.5	7.4
Diluted weighted average number of Ordinary shares in issue during the period	**1,004.0**	1,009.8	1,007.2

* Excluding those held by The GUS ESOP Trust, The GUS ESOP Trust No. 2 and The GUS ESOP Trust No. 3 upon which dividends have been waived.

7. Dividend

The interim dividend will be paid on 7 February 2003 to shareholders on the Register at the close of business on 10 January 2003.

8. Directors' responsibilities

The maintenance and integrity of the GUS plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibilities for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Independent review report to GUS plc

Introduction

We have been instructed by the Company to review the financial information, which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the analysis of net borrowings, the Group balance sheet, the Group cash flow statement, the divisional analysis, the geographical analysis and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
Manchester

21 November 2002

Rule 12g3-2(b) File No. 82-5017

News release

GUS

GUS plc
One Stanhope Gate
London W1K 1AF
Tel 020 7495 0070
Fax 020 7495 1567
www.gusplc.com

21 November 2002

GUS PLC
ACQUISITION OF HOMEBASE

GUS plc, the retail and business services group, today announces an agreed offer for Homebase, a leading UK DIY and home furnishings retailer, for about £900m. Part of this sum will be used to repay Homebase's existing debt. In the year to February 2002, Homebase made an operating profit of £86m and it is expected to generate approximately £100m of operating profit in the current financial year.

Homebase will become part of the Argos Retail Group (ARG), the leading UK multi-channel retailer, bringing:

A leading brand in fast growing markets: Homebase is the number two brand in the UK DIY market. It is also strengthening its appeal as a home furnishings destination. The skills and scale of ARG will enhance Homebase's organic growth prospects in both markets.

Complementary strategies: Both ARG and Homebase are pursuing strategies to expand in the growing furniture and homewares market. ARG has grown sales in these markets to over £1 billion in the year ending March 2002, having increased by 12% per annum on average over the last two years. Homebase's sales in furniture and homewares were nearly £250m, up by 18%, in the year ending February 2002. The combination of skills and knowledge in the two businesses will accelerate the achievement of a strong position for both in this market.

Operational benefits: Combining ARG and Homebase will exploit the existing ARG infrastructure and capabilities in supply chain, logistics, financial services and multi-channel retailing. Annual margin and cost benefits of at least £20m within three years are expected.

Customer benefits: Customers will benefit from broader choice as Homebase develops a true one-stop solution for customers to enhance their home. Better value will arise from re-investment of supply chain savings, while greater convenience will be offered through ARG's home delivery capability. From a customer standpoint, Homebase will remain separate from Argos and the other brands within ARG.

Greater value for GUS shareholders: The acquisition is expected to be immediately earnings enhancing and to generate a post-tax return in excess of GUS' cost of capital (about 7%) in its first full financial year.

The purchase price will be satisfied in cash, with a loan note alternative. The acquisition will be funded from a bank facility arranged for this purpose by GUS. The acquisition is subject to regulatory clearance from the Office of Fair Trading. GUS has received irrevocable undertakings from shareholders accounting for 94.4% of the shares of Homebase to accept the offer.

John Peace, Chief Executive of GUS, commented:
"For the last three years, we have been repositioning our portfolio of businesses to focus on growth. The acquisition of Homebase is a further example of our determination to create shareholder value. With our experience of revitalising Argos and integrating major businesses, the ARG management team is well-equipped to drive Homebase's future growth and development."

Terry Duddy, Chief Executive of ARG, commented:
"Homebase is a strong, differentiated brand in the growing DIY market. ARG will enable Homebase to pursue its growth strategies more effectively and I am very excited about working with Homebase employees to take this business forward.

"The acquisition of Homebase is a major step in the development of ARG. It further strengthens our position as a leading UK non-food retailer, giving us combined annual sales of £6 billion and operating profit of £340m."

Enquiries

GUS

John Peace	Chief Executive, GUS	020 7495 0070
Terry Duddy	Chief Executive, Argos Retail Group	
David Tyler	Finance Director, GUS	
Fay Dodds	Director of IR, GUS	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

There will be a presentation today to analysts and institutions at 10am at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ and a press conference at 12 noon at the same location.

GUS announcements are available on its web site: www.gusplc.com. The slide pack and presentation to analysts and institutions will also be available there later in the day. There will also be a conference call to discuss the results at 3pm today. A replay will be available later on the GUS website.

High resolution photographs of management are available from www.newscast.co.uk. Video footage of Homebase stores is available from Finsbury on 020 7251 3801.

INTRODUCTION

GUS is pleased to announce an agreed offer to acquire the whole of the share capital of Homebase. The total acquisition cost to GUS is about £900m. Part of this will be used to repay Homebase's existing debt.

Rationale for acquisition

Argos Retail Group was formed in June 2000 and now consists of a number of multi-channel retail businesses, all with clear strategies for organic growth. The revitalisation of Argos has continued since its acquisition by GUS in 1998. It is now one of the leading general merchandise retailers in the UK.

ARG is looking for further growth in order to enhance its competitive position for the long term. It has set criteria that any potential acquisition would have to meet. In particular, target companies have to be in growth markets, be in areas where ARG already has or can establish competitive advantage and enable ARG to leverage its existing infrastructure and scale.

Homebase, one of the UK's leading DIY retailers, meets all of these criteria. It has a clear strategy for growth, building on its strong position in the DIY market and expanding into home furnishings. This strategy capitalises on its brand strength and differentiates it from other DIY competitors. The complementary skills of ARG, which already has sales of over £1 billion in furniture and homewares, will accelerate the execution of this strategy. In addition, there will be combined annual cost savings of at least £20m within three years.

The £12bn DIY market has grown by 8% per annum over the last five years, while the £20bn home furnishings market has grown by 7% per annum. Both have grown faster than total retail spending and this is expected to continue, reflecting enduring customer trends.

Management

Homebase will become part of ARG, but retain its separate brand identity and organisation. Terry Duddy, Chief Executive of ARG, will become Chairman of Homebase upon completion of the transaction. Homebase's Chief Executive and Chief Financial Officer will stay with the business until April 2003 through the Easter peak trading period. Other managers in key areas are anticipated to remain with the business. The management team will be strengthened by appointments from within ARG and externally.

INFORMATION ON HOMEBASE

Homebase is the third largest DIY retailer in the UK, behind B&Q and the Focus Wickes group. As the second largest DIY brand, it has a more up-market, higher income, female customer base than its competitors. Its product offer is focused on the softer (or more decorative) end of DIY, on home furnishings and gardening. Sales in the year to 2 February 2002 comprised 25% core DIY products, 32% decorative products, 25% gardening and 18% homewares. It currently has 272 mainly out-of-town stores (10.8m sq feet of selling space), biased to the more affluent South-East. Its Spend and Save loyalty card has 4.3m active cardholders.

Homebase's recent financial performance is shown in the table below. In the year to 2 February 2002, its operating profit was £86m. Further strong progress is expected in the current financial year, driven by like-for-like sales growth of 6% in the year to date, by a small improvement in the gross margin due mainly to better buying, and by tight control of costs in both stores and head office functions. Assuming that there is a continuation in the pattern of trade seen in the period to date, Homebase is forecast to make operating profit before financing charges, tax and exceptional items of approximately £100m in the year to February 2003.

Year to end January/early February	**2000**	**2001**	**2002**
Number of stores	287	283	273
Selling space (000 sq ft)	11,187	11,305	10,824
Sales £m	1,197	1,273	1,380
% growth	11%	6%	8%
Like-for-like % growth	12%	6%	10%
Operating profit £m *	55.0	26.5	85.9
% operating margin	4.5%	2.1%	6.2%

* Operating profit is before exceptional costs but after e-commerce costs (£1m in 2000, £15m in 2001 and £3m in 2002)

RATIONALE FOR ACQUISITION OF HOMEBASE

GUS believes that the acquisition of Homebase has a compelling strategic rationale for the following reasons:

Homebase is a leading brand in fast growing markets:
Homebase is the number two brand in the UK DIY market. It is also strengthening its appeal as a home furnishings destination. The skills and scale of ARG will enhance Homebase's organic growth prospects in both markets.

Homebase has a strong brand in DIY
Homebase is the second largest DIY brand in the UK, with a 12% market share and high brand awareness. Its product offer is clearly differentiated from its competitors. It leads on choice at the soft end of the DIY market, for example, for home textiles, decorating projects and gardening. The Homebase brand is particularly strong with higher income and female customers, who are attracted to the convenience, quality and service offered.

Homebase is moving into home furnishings
Homebase's brand strength and customer franchise is allowing it to develop beyond DIY into the growth areas of furniture and homewares. This is easier for Homebase than other DIY retailers who are more concentrated on professional, heavy end DIY products, targeting the trade or serious buyer for major repair, maintenance and improvement projects.

Homebase operates in long-term growth markets
ARG management believes that the DIY and home furnishings markets that Homebase serves will continue to show above average growth rates in the future:

- the DIY market in the UK is valued at £12bn, and has grown by 8% per annum over the last five years. It has undergone considerable consolidation in recent years;
- the home furnishings market (comprising furniture and homewares) is valued at £20bn and has grown by 7% per annum over the last five years; and
- there are many social, demographic and economic reasons to expect sustainable, above average UK growth, as these two markets converge in the future. These include the increasing number of households and home ownership and a greater emphasis on fashionability and style in the home.

The convergence between the DIY and home furnishings markets reflects the demand by consumers for a more convenient, one-stop shop solution to their home enhancement needs. Homebase is very well positioned to satisfy this growing demand.

Homebase has good organic growth prospects
Homebase has a clear strategy for growth, building on its strong position in the DIY market and expanding into home furnishings. This strategy capitalises on its brand strengths and differentiates it from other DIY competitors. ARG will accelerate the execution of this strategy.

More new stores: Under ARG, Homebase will bolster its store opening programme. Building on its current base of 272 stores, an additional five to ten new stores per annum are planned over the next three years, net of closures and re-sites, contributing 2-3% to annual sales growth.

Drive home furnishings sales: To capitalise on its strong brand position in the growing home enhancement market, Homebase has begun the introduction of new products, including furniture, kitchens and soft furnishings. In the first eight months of the current financial year, these new ranges contributed about 4% to total sales. Roll-out to the complete chain will be completed within three years, when the new ranges are expected to account for around 15% of sales.

Store extensions and refurbishments: To date, Homebase has trialed the introduction of mezzanine floors in 27 stores, adding more than 25% to trading space. The mezzanine space is generally used to sell extended ranges of furniture, kitchens, bathrooms and electrical appliances. It also enables Homebase to improve ground floor displays of homewares in a shop-in-shop environment for curtains, kitchenware, bathroom, tabletop and lighting. Appropriate space is retained and refurbished for the traditional Homebase DIY and decorating ranges.

Sales uplifts in these trials are over 15% on average and the post tax return on capital is high. More than 20 additional mezzanine floors will be added in 2003 and ARG believes there is long term potential for at least half of the existing Homebase stores to have mezzanine floors.

ARG accelerating the execution of this strategy: ARG has a strong management team with experience of enhancing businesses and developing effective multi-channel operations. There are clear opportunities to strengthen retail and operational processes and disciplines within Homebase. These include strengthening category management skills, store operation controls, stock management, logistics and direct importing capabilities.

Complementary strategies:
Both ARG and Homebase are pursuing strategies to expand in the growing furniture and homewares market, Homebase from its position of strength in soft end DIY and ARG from its position as an established multi-channel general retailer. The combination of skills and knowledge in the two businesses will accelerate the achievement of a strong position for both in this market.

ARG is growing its sales of furniture and homewares significantly. In the year to 31 March 2002, they contributed over £1 billion of sales, having increased by 12% per annum on average over the last two years. Competitive prices, increasing range and the success of Argos Direct (the delivery to home operation) have driven this.

As a result, ARG now has a 5% share in home furnishings, making it a UK market leader, albeit in a very fragmented market.

ARG has extensive product, supply chain and merchandising capabilities in this market. It will be able to accelerate Homebase's move into home furnishings, especially in developing new ranges for the mezzanine space, including furniture, kitchens, bathrooms and soft furnishings.

Operational benefits:
Combining ARG and Homebase will exploit the existing ARG infrastructure and capabilities in supply chain, logistics, financial services and multi-channel retailing. The acquisition of Homebase will lead to many opportunities over time to improve efficiencies across the group. These benefits will either be re-invested in lower prices or used to support margins.

Scale and sourcing benefits: Over time, benefits will come from joint buying and increasing the number of common suppliers. There is also scope to increase direct importing. Currently, only a small proportion of Homebase's sales are lower cost imports. Management believes this could grow to over 30% in three years time. Homebase will be able to use the ARG Far East buying office and infrastructure immediately after the transaction is closed.

Leveraging the ARG infrastructure: In addition to common buying and a shared merchandise range, the current ARG brands already share many common functions, including human resources, finance, IT, e-commerce, financial services and Reality (home delivery and call centre operations).

Over time, Homebase will be able to take advantage of ARG's existing infrastructure and skills to grow revenue, especially in multi-channel retailing and financial services. Opportunities include:

- assisting in launching, producing and targeting speciality catalogues;
- developing a delivery-to-home operation, especially to support growth in furniture;
- enhancing Homebase's on-line customer services and range extension; and
- expanding the financial services offer, especially to Homebase's active database of 4.3m customers holding its Spend and Save loyalty card.

ARG management believes that there are potential annual synergies of at least £20m from combining ARG and Homebase. These will arise primarily from scale benefits in product sourcing and direct importing. They will be realised over the next three years and will either be re-invested in lower prices or used to support margins.

Greater value for GUS shareholders:
The acquisition of Homebase is expected to be immediately earnings enhancing and to generate a post-tax return in excess of GUS' cost of capital (about 7%) in its first full financial year.

In the year to 2 February 2002, Homebase's operating profit was £86m. Expected further growth in the DIY and home furnishings markets, coupled with Homebase's own growth initiatives and the synergies available over time from combining it with ARG, should underpin future profit growth. However, the financial justification for the deal does not depend on either significant cost or revenue synergies.

One-off costs of around £10m have been identified to date, which will be taken in the first full financial year. Capital expenditure for Homebase is expected to be about £60m per annum, compared to a depreciation charge of over £50m. Homebase's net assets are in the region of £150m.

Further information on the acquisition:
The offer to acquire Homebase is conditional on the acquisition not being referred to the Competition Commission following a review by the Office of Fair Trading. It is anticipated that the transaction will close by mid January 2003.

GUS has received irrevocable undertakings from shareholders accounting for 94.4% of the shares of Homebase to accept the offer.

The precise level of the total consideration for this transaction will be determined with reference to completion accounts. This consideration is estimated to be about £900m and is capped at £910m. The purchase price will be satisfied in cash. A loan note alternative will be available, consisting of floating rate, guaranteed, unsecured loan notes with a final maturity date of 31 March 2004, paying just under LIBOR.

The acquisition will be funded from a bank facility arranged for this purpose by GUS. It is intended to refinance this with longer-term debt during 2003.

Following the acquisition of Homebase, GUS' debt will move from £1.3bn at 30 September 2002 to £2.2bn proforma. Its proforma interest cover is in excess of seven times.

Notes to Editors

Information on GUS

GUS is a retail and business services group. It provides information and customer relationship management services through Experian, multi-channel retailing and home delivery through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group plc.

In the year ended 31 March 2002, GUS had sales of £6.5 billion and profits (before goodwill, exceptional items and taxation) of £552 million.

Information on ARG

Argos Retail Group (ARG) is a multi-brand, multi channel retailer. It provides consumers with exceptional value and the widest possible choice of what to buy, how to buy it and how to get it home.

ARG was formed in 2000 and now includes Argos, ARG Equation (formerly GUS Home Shopping), European Home Shopping, ARG Financial Services and Reality. In the year ended 31 March 2002, ARG had sales of £4.7 billion and profits (before goodwill, exceptional items and taxation) of £255 million.

ARG post Homebase

Following the acquisition of Homebase, ARG will have proforma sales in the region of £6.1bn and profits of £341m, as below:

	Sales £m	Operating profit £m
Year to 31 March 2002		
Argos	2,847	204.0
UK Home Shopping	1,607	33.6
Financial Services	11	(4.8)
Home Shopping Europe	238	22.4
Total	4,702	255.2
Year to 2 February 2002		
Homebase	1,380	85.9
Total ARG (proforma)	6,082	341.1

Home enhancement market

The home enhancement market is defined as below:

	Market size 2001 £bn	**5 year CAGR (1996-2001) %**
Home Furnishings		
- Furniture	11	7
- Homewares *	9	7
DIY		
- Core	7	8
- Decorative	2	9
- Gardening	3	7
TOTAL HOME ENHANCEMENT	**32**	**7**

* Defined as **Soft Furnishings** e.g. textiles, bed and table linen, curtains and cushions, and **Housewares** e.g. table and glassware, kitchenware and lighting

Investor information

RNS announcements

REG-Sainsbury(J) PLC Final proceeds on Homebase

RNS Number:0894E
Sainsbury(J) PLC
21 November 2002

J SAINSBURY SELLS SHAREHOLDING IN HOMEBASE

J Sainsbury plc is pleased to announce that it has agreed to sell its 17.3% fully diluted equity stake in Homebase to GUS plc as part of GUS's acquisitior of Homebase from the private equity firm, Permira. When Sainsbury's sold Homebase to Permira in March 2001 it retained this equity shareholding and received vendor loan notes as part of the consideration.

Sainsbury's will receive around £139m on closing comprising the consideration for its equity stake and redemption of its outstanding loan notes. This will bring the total proceeds arising from its sale of Homebase to more than £1 billion. This transaction will result in an exceptional profit for the currer year exceeding £50m.

For enquiries:

Investor Relations +44 (0) 20 7695 7162
Lynda Ashton

Media +44 (0) 20 7695 7295
Jan Shawe
Pip Wood

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Investor information

RNS announcements

REG-Schroder Ventures Disposal

RNS Number:0893E
Schroder Ventures Intl Inv Tst PLC
21 November 2002

For immediate release 21 November 2002

Schroder ventures international investment trust plc (SVIIT)

REALISATION OF HOMEBASE

SVIIT has today been advised that a fund in which it invests has signed an agreement to sell its majority stake in Homebase to GUS plc.

SVIIT's net cash consideration from this realisation will be approximately £95 million, representing a premium of approximately £58 million to the 30 June 2002 valuation. This gain will add approximately 57p to SVIIT's net asset value per share.

Permira backed the buy-out of the Homebase from J Sainsbury plc in March 2001. In April 2002, the company underwent a recapitalisation, returning the majority of the cost of the investment to investors and at June 2002 was valued at £36.8 million.

SVIIT will have received proceeds, including the recapitalisation, of approximately £109 million from this investment against a total cost of £20 millio

The transaction is subject to review by the Office of Fair Trading.

For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor 020 7072 4226

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Investor information

Companies no
02500

RNS announcements

REG-Office of Fair Trade Prior Notice of Merger

RNS Number:1717E
Office of Fair Trading
22 November 2002

FAIR TRADING ACT 1973 - PRIOR NOTICE OF MERGERS

The Director General of Fair Trading gives notice under Section 75B(1) of th
Fair Trading Act 1973 (the Act) that a Merger Notice has been given under
Section 75A of the Act in respect of proposed arrangements for:

Proposed acquisition by Gus plc of Homebase Group Limited.

The period for considering this Notice will expire on 19 December 2002 unles
extended by the Director General under Section 75B(3) of the Act.

Affected Sector: D.I.Y Retailing.

Representations about the proposed merger may be made by 5 December 2002 to:

Mr Bob Gaddes

Office of Fair Trading

Mergers Branch

Fleetbank House

2-6 Salisbury Square

London EC4Y 8JX

FAX. (020) 7211 8916

This information is provided by RNS
The company news service from the London Stock Exchange

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GUS

Ref: PGC/klf

25 November 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	882521
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc has today received notification that Mr Oliver Stocken (a non-executive director of the Company) purchased 5,000 Ordinary shares of 25p each in the Company on 22 November 2002 at a price of £6.20 per share. Following this purchase, Mr Stocken holds 21,996 Ordinary shares of 25p in the Company.